SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

I. Financial Information from Subsidiaries

Conference Call in Portuguese

November 12, 2019

2:30 PM (GMT)

12:30 PM (New York time)

5:30 PM (London time)

Phone: (11) 3137-8037

Conference Call in English

November 12, 2019

2:30 PM (GMT)

12:30 PM (New York time) 5:30 PM (London time)

Phones: (11) 3137-8037

(+1) 786 837 9597 (USA)

(+44) 20 3318 3776 (London)

Contact RI:

Ombudsman-ri@eletrobras.com

www.eletrobras.com.br/ri

Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations

Paula Prado Rodrigues Couto

Capital Market Department

Bruna Reis Arantes

Alexandre Santos Silva

Andreia Martins F. Theobaldo

Fernando D'Angelo Machado

Luiz Gustavo Braga Parente

Maria Isabel Brum de A. Souza

Mariana Lera de Almeida Cardoso

II. Financial Analyses from Subsidiaries

The Marketletter – Annex I and II can be found in .xls extension at our website: www.eletrobras.com.br/ri

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website

DFR - Investor Relations Superintendence
Marketletter - Annex I - 3Q19
Financial Information of the Subsidiaries

ASSETS 09/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	116,819	126,677	17,488	3,670	37	17,602	57,410	97,008
Accounts Receivable, net	1,108,183	1,149,084	275,423	1,193,298	0	345,621	120,667	1,119,135
Financing and Loans - principal	169	0	0	348,009	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0	0	0
Marketable Securities	851,118	919,476	909,119	1,154,542	82,067	143,969	3,389	377,625
Dividends Receivable	70,390	17,574	8,500	0	99	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	28,289	30,264	13,518	0	2,131	24,501	2,069	137,779
Income Tax and Social Contribution	1,031,060	1,130,535	17,889	230,885	0	146,245	0	0
Derivative Financial Instruments	0	0	0	135,716	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	37,938	0
Guarantees and Linked Deposits	0	34,619	508	0	0	0	0	58,190
Inventory	34,627	71,395	32,910	116,565	0	103,062	20,067	21,226
Contractual Assets	105,498	416,885	101,728	430,413	0	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	538,827	0	0
Financial Assets	3,304,952	1,624,105	193,406	1,051,757	0	0	0	0
Hydrological risk	26,841	0	2,007	3,160	0	0	0	1,125
Others	483,161	663,119	91,503	255,630	951	53,824	9,917	259,909
TOTAL CURRENT ASSETS	7,161,107	6,183,733	1,663,999	4,923,645	85,285	1,373,651	251,457	2,113,540

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	0	7,893	0	0	0	17,498	0	0
Financing and Loans - principal	0	0	0	2,730,715	0	0	0	0
Marketable Securities	0	31,952	39	96	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	29,019	197,137	879	2,228,514	0	0	0	265
Income Tax and Social Contribution	0	0	829	223,784	0	0	0	0
Derivative Financial Instruments	0	0	0	147,752	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	860,226	689,475	278,034	585,579	0	80,395	27,980	124,793
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	681,142	0	0
Contractual Assets	3,184,872	3,905,771	1,967,323	4,139,290	0	0	0	135,145
Financial Assets	16,277,838	8,830,970	1,903,269	4,535,930	0	0	0	0
Advance for equity participation	1,541	137,200	69,865	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	0	0	17,060	0	0	0	0	0
Others	247,068	30,832	75,351	490,357	0	1,216,521	202,203	0
TOTAL LONG-TERM ASSETS	20,600,564	14,319,052	4,312,649	15,082,017	0	1,995,556	262,896	260,203

INVESTMENTS	5,887,501	5,362,015	2,207,311	4,690,980	134,958	0	0	0

FIXED ASSETS, NET	5,593,070	1,825,036	2,479,081	5,819,031	8	12,274,053	1,238,787	2,965,790

INTANGIBLE ASSETS	277,913	135,402	98,611	171,195	0	101,062	1,720	5,868

TOTAL NON-CURRENT ASSETS	32,359,048	21,641,505	9,097,652	25,763,223	134,966	14,370,671	1,503,403	3,231,861

TOTAL ASSETS	39,520,155	27,825,238	10,761,651	30,686,868	220,252	15,744,322	1,754,860	5,345,401

DFR - Investor Relations Superintendence
Marketletter - Annex I - 3Q19
Financial Information of the Subsidiaries

ASSETS 09/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	73,161	276,986	44,333	5,156	37	3,805	77,851	41,729
Accounts Receivable, net	1,153,067	838,904	258,973	796,099	0	375,553	79,915	842,921
Financing and Loans - Principal	338	0	0	299,884	0	0	0	0
Financing and Loans - Charges	0	2	0	0	0	0	0	0
Marketable Securities	479,284	153,382	591,506	928,813	104,682	85,145	0	43,944
Dividends Receivable	126,294	19,704	11,277	0	1,550	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	48,977	13,325	5,899	0	1,027	18,954	6,885	88,712
Income Tax and Social Contribution	975,885	602,027	17,249	543,951	0	7,529	0	0
Derivative Financial Instruments	0	0	0	180,565	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	11,720	0
Guarantees and Linked Deposits	0	30,683	100,747	0	0	0	0	267,451
Inventory	39,850	72,809	32,144	117,994	0	78,688	22,215	16,318
Contractual Assets	313,218	465,945	197,372	586,351	0	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	510,638	0	0
Financial Assets	3,460,565	1,744,685	345,418	961,154	0	0	0	0
Hydrological risk	65,529	0	2,007	12,640	0	0	0	1,125
Others	393,967	688,148	77,599	311,455	3	87,895	6,608	79,217
TOTAL CURRENT ASSETS	7,130,135	4,906,600	1,684,524	4,744,062	107,299	1,168,207	205,194	1,422,960

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	0	8,413	0	0	0	0	0	0
Financing and Loans - principal	84	0	0	2,635,179	0	0	0	0
Marketable Securities	0	193	39	92	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	29,019	202,176	1,237	1,855,800	0	0	0	0
Income Tax and Social Contribution	0	0	32,702	33,373	0	0	0	0
Derivative Financial Instruments	0	0	0	188,262	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	811,388	627,007	249,056	565,098	0	98,484	22,020	108,551
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	828,410	0	0
Contractual Assets	2,782,199	4,184,314	1,846,753	4,013,109	0	0	0	140,991
Financial Asset	16,144,341	8,809,275	1,668,216	4,729,173	0	0	0	0
Advance for equity participation	1,541	275,529	181,610	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	10,459	0	18,565	0	0	0	0	0
Others	218,393	30,602	161,550	519,110	0	899,136	202,203	1
TOTAL LONG-TERM ASSETS	19,997,424	14,625,331	4,159,728	14,539,196	0	1,826,030	256,936	249,543

INVESTMENTS	6,015,644	4,967,077	2,124,341	4,434,306	122,114	0	0	0

FIXED ASSETS, NET	5,342,294	1,840,042	2,526,932	6,041,837	18	12,406,497	1,112,131	3,037,774

INTANGIBLE ASSETS	290,988	95,931	175,210	190,728	7	73,545	2,046	5,868

TOTAL NON-CURRENT ASSETS	31,646,350	21,528,381	8,986,211	25,206,067	122,139	14,306,072	1,371,113	3,293,185

TOTAL ASSETS	38,776,485	26,434,981	10,670,735	29,950,129	229,438	15,474,279	1,576,307	4,716,145

DFR - Investor Relations Superintendence
Marketletter - Annex I - 3Q19
Financial Information of the Subsidiaries

LIABILITIES 09/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	311,796	196,425	65,028	379,967	0	705,386	194,998	470,507
Financing and Loans - principal	1,551,033	200,870	403,105	418,746	0	716,037	1,272,529	196,168
Financing and Loans - charges	78,522	25,031	10,773	30,453	0	24,645	618,099	36,113
Debentures	0	11,848	14,543	32,139	0	0	0	0
Tax and Social Contributions	182,784	154,460	42,557	88,172	85	74,323	207,101	577,358
Current Income Tax and Social Contribution	1,163,859	1,348,272	101,655	117,497	0	125,491	0	213,775
Derivative financial instruments	0	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	69,241	0	0	0	0
Shareholders' Compensation	361,086	83	0	1,094,468	0	0	109,450	0
Estimated Obligations	279,722	338,778	119,357	408,690	362	133,888	26,624	28,052
Provisions for Litigations	0	0	0	0	0	0	83,626	0
Post-Employment Benefits (Pension Plan Payments)	11,245	119,488	9,727	0	0	3,589	884	0
Leasing (principal)	749	28	9,888	24,892	0	24,226	0	157,519
Leasing (charges)	(82)	0	0	(1,851)	0	0	0	0
Provisions for Onerous Contracts	0	0	0	3,913	0	0	0	0
Concessions payable - Use of public property	1,684	0	2,729	0	0	0	0	0
Regulatory fees	93,166	147,119	42,821	305,677	0	32,751	15,788	39,315
Others	380,286	84,065	89,178	1,262,715	17,253	(519)	51,253	37,311
TOTAL CURRENT LIABILITIES	4,415,850	2,626,467	911,361	4,234,719	17,701	1,839,817	2,580,352	1,756,118

NON-CURRENT
Suppliers	1,584	0	0	0	0	176,035	16,558	0
Financing and Loans - principal	6,332,585	788,905	2,178,960	2,808,711	0	7,808,663	1,677,756	2,231,616
Debentures	0	141,431	99,122	171,978	0	0	0	0
Tax and Social Contributions	208,747	13,844	0	0	0	2,617	0	0
Income Tax and Social Contribution	4,357,787	2,909,909	507,195	0	9,048	0	0	0
Deferred Income Tax and Social Contribution	0	0	0	1,721,733	0	0	0	0
Derivative financial instruments	0	0	0	7,211	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	388,517	0	0	0	0
Estimated Obligations	82,863	25,272	19,795	15,465	0	19,983	1,763	0
Provisions for Litigations	1,477,475	2,979,587	252,241	1,226,920	0	247,908	0	663,877
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	119,630	961,486	348,503	40,522	0	294,215	127,911	8,839
Leasing (principal)	2,064	2,073	43,434	13,313	0	35,458	0	735,087
Leasing (charges)	(231)	0	0	(422)	0	0	0	0
Provision for Onerous Contracts	246,211	34,760	0	97,824	0	0	0	0
Concessions payable - Use of public property	33,807	0	34,772	0	0	0	0	0
Regulatory fees	319,990	426,360	0	0	0	0	4,935	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	2,734,459	0	0
Advances for future capital Increase	66,925	0	0	0	0	250,116	1,368,477	0
Others	148,553	206,812	103,991	1,365,349	23,169	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,397,990	8,490,439	3,588,013	7,857,121	32,217	11,569,454	3,197,400	3,639,419

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,055	6,607,258	845,510	445,628
Capital reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	10,630,115	2,374,016	1,812,461	5,849,187	37,476	0	0	0
Additional Dividend Purposed	0	0	0	0	0	0	0	0
Accumulated profit/loss	1,454,389	1,359,501	335,725	1,342,652	(2,445)	(3,724,556)	(4,707,067)	(490,570)
Other Comprehensive Income	(1,963,226)	(1,714,990)	(231,736)	(173,074)	17,248	(547,651)	(161,335)	(5,194)
Minority shareholdings	838	19,653	(13,399)	0	0	0	0	0

TOTAL EQUITY	21,706,315	16,708,332	6,262,277	18,595,028	170,334	2,335,051	(4,022,892)	(50,136)

TOTAL LIABILITIES AND EQUITY	39,520,155	27,825,238	10,761,651	30,686,868	220,252	15,744,322	1,754,860	5,345,401

DFR - Investor Relations Superintendence
Marketletter - Annex I - 3Q19
Financial Information of the Subsidiaries

LIABILITIES 09/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	440,360	249,474	37,432	517,463	0	1,007,018	156,283	525,517
Financing and Loans - principal	1,978,850	544,444	358,800	375,442	0	566,933	1,027,975	1,007,591
Financing and Loans - charges	92,163	11,277	5,374	29,609	0	25,791	450,107	193,334
Debentures	0	10,607	4,135	21,331	0	0	0	0
Tax and Social Contributions	237,360	116,286	27,573	80,735	600	51,742	151,366	444,866
Current Income Tax and Social Contribution	1,150,828	587,938	101,523	107,092	460	22,235	0	65,261
Derivative financial instruments	0	0	0	34	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	63,727	0	0	0	0
Shareholders' Compensation	248,277	158,680	29,027	1,862,174	3,129	0	104,578	0
Estimated Obligations	258,426	328,675	116,422	275,448	362	91,573	14,468	22,528
Provisions for Litigations	0	0	0	0	0	0	80,536	0
Post-Employment Benefits (Pension Plan Payments)	10,534	116,042	4,259	0	0	3,353	636	0
Leasing - principal	0	0	0	0	0	0	0	152,122
Leasing - charges	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	9,436	0	0	0	0
Concessions payable - Use of public property	1,777	0	2,654	0	0	0	0	0
Regulatory fees	57,863	135,546	40,574	336,332	0	37,397	19,203	26,249
Others	48,664	74,022	61,784	1,215,094	10,981	46,530	49,304	53,133
TOTAL CURRENT LIABILITIES	4,525,102	2,332,991	789,557	4,893,917	15,532	1,852,572	2,054,456	2,490,601

NON-CURRENT
Suppliers	0	0	0	0	0	164,095	16,555	0
Financing and Loans - principal	6,634,459	942,480	2,463,967	3,081,606	0	7,974,066	1,841,559	1,101,219
Debentures	0	141,526	110,206	180,423	0	0	0	0
Tax and Social Contributions	221,355	20,368	0	0	0	6,859	0	0
Income Tax and Social Contribution	4,386,772	3,165,745	483,424	0	5,416	0	0	0
Deferred Income Tax and Social Contribution	0	0	0	1,302,390	0	0	0	0
Derivative financial instruments	0	0	0	25,459	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	448,881	0	0	0	0
Estimated Obligations	82,863	35,305	15,768	24,176	0	28,655	2,276	0
Provisions for Litigations	1,179,786	2,715,332	194,400	1,198,638	0	244,077	0	59,332
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	126,989	974,667	350,432	40,522	0	281,128	127,911	8,839
Leasing - principal	0	0	0	0	0	0	0	823,993
Leasing - charges	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	408,352	215,288	0	92,302	0	0	0	0
Concessions payable - Use of public property	34,023	0	30,121	0	0	0	0	0
Regulatory fees	304,247	408,147	0	0	0	0	9,142	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	2,620,128	0	0
Advances for future capital Increase	61,782	0	0	0	0	0	1,070,623	0
Others	89,078	88,688	217,938	1,409,439	21,057	0	0	569,900
TOTAL NON-CURRENT LIABILITIES	13,529,706	8,707,546	3,866,256	7,803,836	26,473	11,319,008	3,068,066	2,563,283

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,055	6,607,258	845,510	445,628
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	10,880,115	2,354,453	1,812,461	5,849,187	37,476	0	0	0
Additional Dividend Purposes	191,723	0	87,038	0	21,731	0	0	0
Accumulated Profit/Losses	0	0	0	0	0	(3,737,515)	(4,230,390)	(778,173)
Other Comprehensive Income	(1,935,223)	(1,649,160)	(231,736)	(173,074)	10,171	(567,044)	(161,335)	(5,194)
Minority shareholdings	863	18,999	(12,067)	0	0	0	0	0

TOTAL EQUITY	20,721,677	15,394,444	6,014,922	17,252,376	187,433	2,302,699	(3,546,215)	(337,739)

TOTAL LIABILITIES AND EQUITY	38,776,485	26,434,981	10,670,735	29,950,129	229,438	15,474,279	1,576,307	4,716,145

DFR - Investor Relations Superintendence
Marketletter - Annex I - 3Q19
Financial Information of the Subsidiaries

STATEMENT OF INCOME 09/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	6,544,470	3,839,873	1,608,527	3,972,397	161	2,289,879	325,282	2,004,272

Electric Energy Supply (sell) - Generation	2,942,611	27,562	691,964	2,125,897	0	2,609,499	374,238	2,778,071
Electric Energy Supply - Generation	556,029	471,001	0	685,089	0	0	0	0
Short Term Electric Energy - Generation	107,138	432,866	52,148	371,114	0	0	0	508
Revenue from Operation and Maintenance - Renewed Lines - Generation	924,537	1,659,734	0	25,148	0	0	0	0
Revenue from Construction of Plants - Generation	25,100	0	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,140,417	1,109,019	516,821	353,246	0	0	0	0
Revenue from Operation and Maintenance - Transmission	126,312	75,446	194,664	169,983	0	0	0	12,869
RBSE Income	1,638,165	560,671	157,342	600,232	0	0	0	0
Revenue from Construction of Plants - Transmission	249,066	71,644	53,042	30,085	0	0	0	4,252
Financial – Return on Investment - Transmission	102,191	172,027	112,182	187,363	0	0	0	8,174
Other Revenues	13,669	20,882	47,618	313,845	161	44	2,694	0

Deductions to Operating Revenues	(1,280,765)	(760,979)	(217,254)	(889,605)	0	(319,664)	(51,650)	(799,602)

Operating Expenses	(4,051,656)	(2,885,780)	(969,149)	(2,414,124)	(6,272)	(1,700,582)	(447,134)	(1,276,765)

Personnel, Supplies and Services	(1,256,190)	(927,847)	(368,009)	(1,102,150)	(4,282)	(716,232)	(151,417)	(180,528)
Extraordinary Retirement Plan (PAE)	(20,347)	(32,909)	(17,523)	(83,445)	0	11,340	0	(1,987)
Energy Purchased for Resale	(579,629)	(230,384)	(302,997)	(213,060)	0	0	(170,108)	(158,680)
Charges upon use of eletricity network	(465,201)	(575,910)	(17,374)	(452,479)	0	(134,036)	(7,183)	(60,468)
Construction	(151,167)	(300,922)	(27,213)	(49,842)	0	0	0	(10,526)
Electric Energy production cost	(386,451)	0	0	0	0	(313,611)	(8,945)	(757,751)
Donations and Contributions	(30,060)	(25,515)	0	(9,089)	0	(1,117)	0	0
Depreciation and Amortization	(204,736)	(94,310)	(119,667)	(325,662)	(16)	(426,292)	(52,939)	(78,223)
Operating Provisions	(579,441)	(638,088)	(86,759)	(108,361)	(1,317)	(21,910)	(3,090)	(13,364)
Others	(378,434)	(59,895)	(29,607)	(70,036)	(657)	(98,724)	(53,452)	(15,238)

OPERATING RESULT BEFORE FINANCIAL RESULT	2,492,814	954,093	639,378	1,558,273	(6,111)	589,297	(121,852)	727,507

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	36,931	45,932	49,390	77,735	4,679	5,383	2,549	15,731
Income from Interest, Commission and Fees	1,105	0	0	0	0	0	0	0
Additional Interest on Energy	11,310	93,692	0	86,661	0	0	0	0
Monetary Adjustment Gain	40,104	26,486	0	192,799	0	5,671	0	3,149
Exchange Variation Gain	3,815	0	55,800	29,406	0	20,595	938	0
Gains on Derivatives	0	0	0	24,559	0	0	0	0
Other Financial Income	1,449,949	659,294	189,548	78,976	6	166,833	92	107,744
Debt Charges - financing and loans	(477,065)	(80,300)	(160,720)	(184,092)	0	(460,544)	(347,337)	(146,635)
Debt Charges - suppliers	0	0	(383)	0	0	0	0	0
Debt Charges - leasing	(208)	0	(3,710)	(3,330)	0	(3,987)	0	(240,385)
Charges on shareholders' funds	(26,692)	0	(3,568)	0	0	0	0	0
Monetary Adjustment Loss	(72,786)	825	(21,768)	(290,132)	0	(39,703)	0	(22,328)
Exchange Variation Loss	(29,009)	0	(82,338)	(68,657)	0	(25,197)	(883)	(1,697)
Loss on derivatives	0	0	0	(91,635)	0	0	0	0
Other Financial Expenses	(809,080)	(68,782)	(17,922)	(84,902)	(1,079)	(143,068)	(10,184)	(30,615)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	128,374	677,147	4,329	(232,612)	3,605	(474,017)	(354,825)	(315,036)

RESULTS OF EQUITY METHOD INVESTMENTS	(87,121)	102,580	(116,450)	149,793	61	0	0	0

OTHER OPERATING INCOME/EXPENSES	36,482	137,355	42,575	20,992	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	2,570,549	1,871,175	569,832	1,496,446	(2,445)	115,280	(476,677)	412,471

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(1,113,933)	(511,788)	(235,439)	(153,794)	0	(102,321)	0	(124,868)

RESULT BEFORE EQUITY PARTICIPATIONS	1,456,616	1,359,387	334,393	1,342,652	(2,445)	12,959	(476,677)	287,603

Minority Participation	(25)	0	(1,332)	0	0	0	0	0
NET INCOME FOR THE PERIOD	1,456,641	1,359,387	335,725	1,342,652	(2,445)	12,959	(476,677)	287,603

DFR - Investor Relations Superintendence
Marketletter - Annex I - 3Q19
Financial Information of the Subsidiaries

STATEMENT OF INCOME 09/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	6,411,934	3,387,718	1,537,310	4,310,028	10	2,240,192	333,201	549,724

Electric Energy Supply (sell) - Generation	2,660,706	91,801	706,905	2,341,142	0	2,552,925	398,033	415,256
Electric Energy Supply - Generation	483,515	527,957	14,718	709,536	0	0	0	0
Short Term Electric Energy - Generation	189,772	208,515	22,867	433,190	0	0	0	254,406
Revenue from Operation and Maintenance - Renewed Lines - Generation	622,856	964,563	0	13,990	0	0	0	0
Revenue from Construction of Plants - Generation	19,715	10,595	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	24,666	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,049,667	1,047,509	529,725	417,340	0	0	0	0
Revenue from Operation and Maintenance - Transmission	131,542	53,490	142,966	181,961	0	0	0	35,801
RBSE Income	1,996,923	776,275	163,986	558,808	0	0	0	0
Revenue from Construction of Plants - Transmission	267,581	213,606	40,520	47,919	0	0	0	24,817
Financial – Return on Investment - Transmission	104,395	189,876	80,063	192,730	0	0	0	9,088
Other Revenues	33,141	23,612	48,541	330,205	10	0	2,140	0

Deductions to Operating Revenues	(1,147,879)	(744,747)	(212,981)	(916,793)	0	(312,733)	(66,972)	(189,644)

Operating Expenses	(4,107,580)	(3,024,170)	(823,593)	(1,835,989)	(5,342)	(1,773,179)	(584,986)	(199,173)

Personnel, Supplies and Services	(1,341,851)	(998,076)	(374,472)	(1,152,156)	(4,140)	(691,659)	(144,033)	(165,904)
Extraordinary Retirement Plan (PAE)	(42,804)	(136,926)	(26,784)	(67,322)	0	(6,890)	0	0
Energy Purchased for Resale	(512,936)	(195,869)	(311,689)	(341,437)	0	0	(160,458)	(12,811)
Charges upon use of eletricity network	(452,121)	(465,933)	(16,231)	(435,502)	0	(291,861)	(35,978)	(36,374)
Construction	(176,732)	(550,810)	(33,781)	(68,495)	0	0	0	(10,581)
Electric Energy production cost	(493,289)	0	0	0	0	(316,753)	(6,219)	16,650
Donations and Contributions	(30,702)	(5,164)	0	(1,837)	0	(1,094)	0	0
Depreciation and Amortization	(195,758)	(68,855)	(103,723)	(340,114)	(19)	(379,702)	(43,550)	(33,796)
Operating Provisions	(617,657)	(529,954)	59,620	745,933	(705)	(10,898)	(158,662)	44,635
Others	(243,730)	(72,583)	(16,533)	(175,059)	(478)	(74,322)	(36,086)	(992)

OPERATING RESULT BEFORE FINANCIAL RESULT	2,304,354	363,548	713,717	2,474,039	(5,332)	467,013	(251,785)	350,551

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	27,414	17,619	27,205	59,186	4,777	2,921	2,184	5,697
Income from Interest, Commission and Fees	4,185	0	0	0	0	0	0	0
Additional Interest on Energy	12,068	91,468	0	75,805	0	0	0	0
Monetary Adjustment Gain	69,604	40,634	1,796	186,350	0	3,777	0	6,186
Exchange Variation Gain	8,916	0	15,791	578	0	9,139	0	0
Derivatives financial instruments	0	0	0	61,637	0	0	0	0
Other Financial Income	119,929	19,482	9,459	4,058	75	177,689	71	885
Debt Charges - financing and loans	(539,895)	(162,742)	(145,942)	(237,840)	0	(42,627)	(304,129)	(153,446)
Debt Charges - suppliers	0	0	(760)	0	0	0	0	0
Debt Charges - leasing	0	0	0	0	0	0	0	0
Charges on shareholders's funds	(14,449)	0	(6,540)	0	0	0	(9,099)	0
Monetary Adjustment Loss	(85,943)	(9,939)	(24,734)	(369,652)	0	(10,022)	0	(23,350)
Exchange Variation Loss	(80,948)	0	(55,200)	(103,110)	0	(49,690)	0	(747)
Losses on derivatives	0	0	0	(5,974)	0	0	0	0
Other Financial Expenses	(1,584,775)	(339,394)	(73,881)	(366,971)	(1,093)	(168,939)	(227)	(26,717)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(2,063,894)	(342,872)	(252,806)	(695,933)	3,759	(77,752)	(311,200)	(191,492)

RESULTS OF EQUITY METHOD INVESTMENTS	(159,186)	89,109	(143,764)	391,543	13,174	0	0	0

OTHER OPERATING INCOME/EXPENSES	0	0	13,428	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	81,274	109,785	330,575	2,169,649	11,601	389,261	(562,985)	159,059

Income Tax and Social Contribution and Fiscal Incentives Revenue	(534,223)	(334,870)	(162,224)	(92,286)	308	(72,518)	0	(1,770)

RESULT BEFORE EQUITY PARTICIPATIONS	(452,949)	(225,085)	168,351	2,077,363	11,909	316,743	(562,985)	157,289

Minority Participation	20,401	0	159	0	0	0	0	0
NET INCOME FOR THE PERIOD	(473,350)	(225,085)	168,192	2,077,363	11,909	316,743	(562,985)	157,289

DFR - Investor Relations Superintendence
Marketletter - Annex I - 3Q19
Financial Information of the Subsidiaries

CASH FLOWS 09/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	2,570,549	1,871,175	569,832	1,496,446	115,280	(476,677)	(2,445)	412,471

Depreciation and Amortization	204,736	94,310	119,667	325,662	426,292	52,939	16	78,223
Net monetary variations	32,682	(27,311)	21,768	97,333	34,032	0	0	19,179
Net exchange variations	25,194	0	26,538	39,251	4,602	(55)	0	1,697
Financial Charges	(174,906)	80,300	164,813	187,422	460,544	347,337	0	387,020
Financial Income - Concession Assets	(102,191)	(172,027)	(112,182)	(187,363)	0	0	0	(8,174)
Construction Income	(274,166)	(71,644)	(53,042)	(30,085)	0	0	0	(4,252)
RBSE Income	(1,638,165)	(560,671)	(157,342)	(600,232)	0	0	0	0
Result of equity method investees	87,121	(102,580)	116,450	(149,793)	0	0	(61)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	30,531	84,830	3,187	188,954	0	0	0	0
Provisions for litigation	297,689	288,943	83,572	86,105	3,831	3,090	0	13,364
Provision (reversal) for impairment of assets	0	0	0	0	0	0	0	0
Provisions (reversals) for onerous contracts	(162,142)	(180,528)	0	(1)	0	0	0	0
Impairment (reversal) of investment losses	0	(35,037)	0	0	0	0	0	0
Minor shareholders' share	25	0	0	0	0	0	0	0
Charges on resources from shareholders' compensation	26,692	0	3,568	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	67,076	0	0	0	0
Other adjustments before IR / CS (LAIR)	336,856	(161,188)	(894,881)	(72,103)	313,781	0	0	41,918
(Increase) decrease on operating assets/liabilities	243,259	(925,457)	(307,794)	(468,198)	(275,641)	41,376	29,424	(761,657)

Cash flows from Operating Activities	1,503,764	183,115	(415,846)	980,474	1,082,721	(31,990)	26,934	179,789

Payment of interest	(903,831)	(57,789)	(145,304)	(150,817)	(461,690)	0	0	(162,601)
Amounts received from allowed annual revenue	156,303	0	858,245	252,931	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	2,442,796	1,282,708	255,756	758,135	0	0	0	0
Receipt of interest	19	0	0	0	0	0	0	0
Payment of income tax and social contributions	(1,237,544)	(1,108)	(181,965)	(239,334)	(104,038)	0	0	0
Payment of refinancing of taxes and contributions - principal	(22,092)	0	0	0	0	0	0	0
Receipt of financial asset compensation	158,491	0	2,583	21,352	0	0	2,660	0
Pension Plan Payments	(37,685)	(134,736)	(4,569)	0	(3,474)	0	0	0
Payment of legal provisions	0	(24,688)	0	0	0	0	0	0
Judicial Deposits	(36,949)	(55,397)	619	(31,249)	10,848	(5,960)	0	195,001

Net Cash from (used in) Operating Activities	2,023,272	1,192,105	369,519	1,591,492	524,367	(37,950)	29,594	212,189

Cash Flows from Financing Activities
Loans and financing	864,301	0	0	0	167,142	13,230	0	231,742
Payment of Loans and financing - principal	(1,631,454)	(328,080)	(249,472)	(258,848)	(195,334)	0	0	(54,023)
Payment of Shareholders Remuneration	(355,606)	(171,619)	(119,633)	(917,558)	0	0	(24,860)	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	187,724	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0	0
Others	930	0	(1,210)	0	0	0	0	0
Net Cash from (used in) Financing Activities	(1,121,829)	(499,699)	(370,315)	(1,176,406)	(28,192)	200,954	(24,860)	177,719

Cash Flows from Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	253	0	0	0	0	0	0	0
Acquisition of fixed assets	(131,905)	(112,731)	(11,255)	(20,991)	(240,124)	(183,445)	0	(948)
Acquisition of intangible assets	(4,102)	(7,935)	(3,695)	(375)	(8,576)	0	0	0
Capital investment in equity investments	(85,497)	0	(17,625)	(128,658)	0	0	(4,733)	0
Investment for future capital increases	0	(29,422)	(69,861)	0	0	0	0	0
Sale of investments in equity interests	16,000	(137,356)	0	0	0	0	0	0
Others	(652,534)	(555,271)	76,387	(266,548)	(233,678)	0	0	(333,681)
Net Cash from (used in) investments activities	(857,785)	(842,715)	(26,049)	(416,572)	(482,378)	(183,445)	(4,733)	(334,629)

Net increase (decrease) in cash and cash equivalents	43,658	(150,309)	(26,845)	(1,486)	13,797	(20,441)	0	55,279
Cash and cash equivalents – beginning of period	73,161	276,986	44,333	5,156	3,805	77,851	37	41,729
Cash and cash equivalents – end of period	116,819	126,677	17,488	3,670	17,602	57,410	37	97,008
	43,658	(150,309)	(26,845)	(1,486)	13,797	(20,441)	0	55,279

DFR - Investor Relations Superintendence
Marketletter - Annex I - 3Q19
Financial Information of the Subsidiaries

CASH FLOWS 09/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	81,274	109,785	330,575	2,169,649	389,261	(562,985)	11,601	159,059

Depreciation and Amortization	195,758	68,855	103,723	340,114	379,702	43,550	19	33,796
Net monetary variations	16,339	(30,695)	22,938	183,302	40,551	0	0	17,164
Net exchange variations	72,032	0	39,409	102,532	6,245	0	0	747
Financial Charges	1,992,673	77,046	146,702	237,840	42,627	304,129	0	153,446
Financial Income - Concession Assets	(104,395)	(214,542)	(80,063)	(192,730)	0	0	0	(9,088)
Construction Income	(287,296)	(224,201)	(40,520)	(47,919)	0	0	0	(24,817)
RBSE Income	(1,996,923)	(776,275)	(163,986)	(558,808)	0	0	0	0
Result of equity method investees	159,186	(89,109)	143,764	(391,543)	0	0	(13,174)	0
Provision (reversal) for uncovered liabilities	0	0	0	(199,384)	0	0	0	0
Bad Debt Expense (reversals)	80,259	91,422	181	166,076	(53)	0	0	0
Provisions for litigation	256,419	446,643	55,403	0	42,016	104,665	0	(7,526)
Provision (reversal) for impairment of assets	(28,750)	0	(106,955)	(1,183,583)	652,576	0	0	(38,275)
Provisions (reversals) for onerous contracts	249,479	0	0	(7,800)	(652,576)	0	0	0
Impairment (reversal) of investment losses	60,250	50,411	(8,249)	0	0	0	0	0
Minor shareholders' share	(20,435)	0	0	0	0	0	0	0
Charges on resources from shareholders	14,449	0	6,540	0	0	9,099	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(55,663)	0	0	0	0
Other adjustments before IR / CS (LAIR)	(35,217)	583,430	(572,848)	(18,288)	259,750	0	(7)	89,155
(Increase) decrease on operating assets/liabilities	32,275	(725,245)	(327,893)	616,350	(299,893)	125,105	2,736	(257,760)

Cash flows from Operating Activities	737,377	(632,475)	(451,279)	1,160,145	860,206	23,563	1,175	115,901

Payment of interest	(900,522)	(158,843)	(148,122)	(119,100)	(359,665)	0	0	(29,775)
Amounts received from allowed annual revenue	148,662	0	808,314	474,195	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	2,612,036	1,454,972	330,406	751,539	0	0	0	0
Receipt of interest	812	0	0	0	0	0	0	0
Payment of income tax and social contribution	(772,731)	(450)	(80,161)	(329,381)	(66,000)	0	308	0
Payment of refinancing of taxes and contributions - principal	(42,368)	0	0	0	0	0	0	0
Receipt of financial asset compensation	135,841	0	3,163	24,746	0	0	6,571	0
Pension Plan Payments	(45,384)	(141,648)	(5,556)	0	(3,171)	0	0	0
Payment of legal provisions	0	(98,542)	0	0	0	0	0	0
Judicial Deposits	44,343	(20,952)	(16,682)	(47,403)	(7,882)	(4,412)	0	(14,602)

Net Cash provided by Operating Activities	1,918,066	402,062	440,083	1,914,741	423,488	19,151	8,054	71,524

Financing Activities
Loans and financing	0	482,116	0	405,262	33,900	0	0	0
Payment of Loans and financing - principal	(939,097)	(358,560)	(348,003)	(1,390,247)	(217,489)	0	0	(275)
Payment of Shareholders Remuneration	0	(31,723)	(169)	(447,879)	0	0	(87,381)	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	28,333	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	(2,519)	0	0
Others	11,592	0	0	0	0	0	0	0
Net Cash provided by Financing Activities	(927,505)	91,833	(348,172)	(1,432,864)	(183,589)	25,814	(87,381)	(275)

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	9,169	0	0	0	0	0	0	0
Acquisition of fixed assets	(96,428)	(108,547)	(9,704)	(10,962)	(331,052)	(25,109)	0	(9,935)
Acquisition of intangible assets	(5,421)	(4,781)	(3,626)	(568)	(6,274)	(156)	0	0
Capital investment in equity investments	(40,773)	(184,060)	(13,252)	(234,942)	0	0	0	0
Investment for future capital increases	(2,329)	(39,400)	(46,795)	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	0	0
Others	(840,013)	160,078	(11,603)	(236,545)	106,875	0	79,327	(10,542)
Net Cash from investments activities	(975,795)	(176,710)	(84,980)	(483,017)	(230,451)	(25,265)	79,327	(20,477)

Net increase (decrease) in cash and cash equivalents	14,766	317,185	6,931	(1,140)	9,448	19,700	(0)	50,772
Cash and cash equivalents – beginning of period	23,473	181,262	20,324	19,908	1,064	59,984	37	10,560
Cash and cash equivalents – end of period	38,239	498,447	27,255	18,768	10,512	79,684	37	61,332
	14,766	317,185	6,931	(1,140)	9,448	19,700	0	50,772

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

CHESF
Result Analysis

The Company had, in 3Q19, a result 165% higher than that ascertained in 3Q18, going from a loss of R$ 561 million in 3Q18 to a profit of R$ 363 million in 3Q19 mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q19, an increase of 49% compared to 3Q18, going from R$ 1,071 million in 3Q18 to R$ 1,601 million in 3Q19.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Generation	1,085,433	641,068	69.3
Energy supply to distribution companies	9,520	40,666	-76.6

The variation is mainly due to the following reasons: (i) the termination of contracts in 4Q18 (around 80 MW  average), with an average selling price of R$ 185.00/MWh, whose energy was not re-contracted in 2019 (decentralization reflected positive variation in "Short-term Electricity").

Supply	154,279	202,070	-23.7

The variation is mainly due to the following reasons: (i) a reduction of around 140 MW average in the consumption of industrial customers reached by Law 13,182/2015 (especially related to HPP Sobradinho), compared to 3Q18, due to: (a) a problem that occurred in the plant of an industrial consumer in the state of Alagoas, from May to September/2019, which resulted in a reduction of 110 MW  average ; (b) maintenance stoppage of an industrial consumer in Bahia in September/2019 (reduction of approximately 30 MW average). The occurrence of these facts resulted in an average price of R$ 136/MWh, as well as contributing to the increase in revenue in the "Short-term Electricity" account.

Short Term Market (CCEE)	333,286	58,080	473.8

The variation is mainly due to the following reasons: (i) the termination of supply contracts in 4Q18 (around 80 MW average), whose energy was not rehired in 2019 (decommissioning reflected in the negative variation of the supply line); (ii) reduction of ESBR's purchase ballast by around 40 MW average in 3Q18 (reduction reflected in "Energy Purchased for Resale"); (iii) reduction of 140 MW average in industrial consumption (Law 13,182 / 2015), as justified in the "Supply" item. These factors even offset the reduction in the price of liquidated energy, which reached an average value of R$ 207.00 / MWh in 3Q19, compared to R$ 493.00 / MWh in the same period of 2018.

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	588,348	336,404	74.9

The variation is mainly due to: (i) RAG annual readjustment  of approximately 3.9%, according to Aneel Resolution No. 2,587/2019, mainly explained by the recording of the amounts of GAG improvement in 2019, in the amount of R$ 160 million in 3Q19, intended for investments in plants renewed by Law 12,783 / 2013.

Generation Construction Income	0	3,848	-100.0	The variation is mainly due to the beginning of the receipt and registration of the GAG Improvement, in the O&M Revenue from renewed plants, and therefore no longer in construction revenue.
Transmission	774,497	708,492	9.3
O&M Transmission Lines renewed pursuant to Law 12,783/2013	431,849	334,795	29.0

The variation is mainly due to the following reasons: (i) due to the increase in invoiced RAP, resulting from the publication of ANEEL Resolution 2,565 regarding the 2019-2020 tariff cycle with a tariff adjustment of 4.65%; (ii) effects of the apportionment of prepaid revenues invoiced to the Company.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	32,804	14,238	130.4

The variation is mainly due to the following reasons: (i) due to the increase in invoiced RAP, resulting from the publication of ANEEL Resolution 2,565 regarding the 2019-2020 tariff cycle with a tariff adjustment of 4.65%; (ii) effects of the apportionment of prepaid revenues invoiced to the Company.

RBSE Income	191,182	250,738	-23.8

The variation is mainly due to the following reasons: (i) update, in 2019, of the portion of RBSE that has not been received by the company due to a court injunction, was only updated by the IPCA, while that in 2018 this update was performed by IPCA and plus KE from ANEEL; compensated (ii) due to the readjustment of the homologative resolution nº 2,565 / 2019.

Transmission Construction Income	62,000	1,447	4,184.7	The variation is mainly due to: (i) recently published resolutions authorizing the new Company's investment events; (ii) measurement of concession assets by IFRS 15.
Income from Return of Investment in Transmission	56,662	107,274	-47.2

The variation is mainly due to: (i) decrease in the contract asset's financial income due to the amortization occurred between the periods; (ii) measurement of concession assets by IFRS 15; (iii) exclusion of contracts whose expiration dates were declared by the Granting Authority, which represented R$ 19 million in 3Q18, without a write-off in 3Q19.

Other Incomes	9,767	7,762	25.8

The variation is mainly due to: (i) revenue from the facilities sharing at the Pindaí Wind Complex, in the amount of R$ 3.3 million in 3Q19, without comparison in 3Q18, referring to the use of line entrances and substitution of its property by third parties.

Deductions to the Operating Revenue	-267,902	-285,333	-6.1	The variation is mainly due to the RGR record between the compared dates, from R$ 36 million in 3Q18 to R$ 14 million in 3Q19.
ROL	1,601,795	1,071,989	49.4
Operating Costs and Expenses
Expenses and operating costs, in 3Q19, reduction of 16% compared to 3Q18, from R$ 1230 million in 3Q18 to R$ 1,033 million in 3Q19, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q19	3Q18	Variation (%)
Personnel	-289,924	-272,966	6.2

The variation is mainly due to: (i) accounting of non-recurring expenses with food and health benefits, which were classified as Third-Party Services from January to June 2019, in the amount of R$ 70 million; (ii) increase in overtime expenses, in the amount of R$ 4.0 million due to the exceptional need for services related to the implementation of SAP-IU; (iii) hazardous environment increase of R$ 4.3 million; (iv) increase with post-employment benefits R$ 13 million; (v) increase in labor claims of R$ 6.0 million, offset by (vi) a reduction of 423 employees between the periods, impacting the decrease of vacation expenses, in the amount of R$ 5.7 million; and (vii) reduction in the allocation of personnel expenses for investments (direct costs), in the approximate amount of R$ 95 million.

Services	-16,319	-8,821	85.0

The variation is mainly due to: (i) increase in fuel and lubricant expenses by R$ 1.0 million; (ii) increase in expenses with hospital medical supplies, R$ 2.4 million; (iii) Increase in expenses with miscellaneous materials (materials for vehicles/aircraft, materials for electrical, hydraulic and construction installations), R$ 2.9 million.

Supplies	10,009	-57,573	-117.4

The variation is mainly due to: (i) reduction by reclassification of expenses with food and health benefits, which were classified as Third Party Services from January/2019 to June/2019 in the amount of R$ 70 million, offset by (ii) increase in expenses with conservation services, in the amount of R$ 2.1 million.

Consensual Dismissal Plan/PAE (Provision)	0	1,887	-100.0

The variation is mainly due to the following reasons: (i) the amount recorded in 3Q18 refers to adjustments to the PDC (Consensual Dismissal Plan) provisions  in 2018, while the second PDC of 2019, considering that it is available for adhesions until November 14, 2019, will be provisioned in 4Q19.

Other	-31,280	-25,396	23.2
Donations and Contributions	-8,452.0	-1,761.0	380.0	The variation is mainly due to the following reason: (i) the registration of CEPEL's contribution of R$ 6 million, which in 3Q18, was recognized as R&D in assets through Service Orders - ODS.
Other Operating Expenses	-22,828	-23,635	-3.4	No relevant variation.
TOTAL PMSO	-327,514	-362,869	-9.7

Operating Costs - R$ Thousand	3Q19	3Q18	Variation (%)
Energy Purchased for Resale	-93,031	-83,919	10.9

The variation is mainly due to the following reasons: (i) increase in energy purchased by 3 MW average (CES - SINOP), leading to an increase in expenses of R$ 1.2 million; (ii) reduction of ESBR's purchase ballast by around 40 MW average in 3Q18, which did not occur in 3Q19. These factors resulted in a total increase in energy purchased in 3Q19 of around 43 average MW, with an increase in the average purchase price from R$ 170/MWh (3Q18) to R$ 183/MWh (3Q19); and (iii) adjustment of purchase agreements (IPCA) by nearly 4%.

Charges for the Use of the Electricity Grid	-205,830	-149,486	37.7

The variation is mainly due to: (i) TUST readjustment in the 2019-2020 cycle nearly 10%, according to Homologation Resolution 2,586/2019; In 2019, with the implementation of SAP ERP, a new TUST charge registration configuration was made from CHESF G to CHESF T, and is now recorded as operating expense. In the previous cycle, the amount related to this specific charge was treated as a reduction of Gross Revenue (R$ 34 million).

Construction Expense	-170,016	-215,365	-21.1	The variation is mainly due to: (i) due to investments made between the compared dates.
Depreciation and Amortization	-31,440	-22,859	37.5

The variation is mainly due to: (i) increase of goods in services; (ii) recording with depreciation resulting from leasing under new accounting rule IFRS 16, which did not occur in the same period of 2018, since the change in accounting criteria by IFRS started from 2019.

TOTAL OPERATING COSTS	-500,317	-471,629	6.1

Operating Provisions	3Q19	3Q18	Variation (%)
Operating Provisions	-205,796	-395,520	-48.0

The variation is mainly due to: (i) decrease in the GSF provision, in the amount of R$ 101 million, due to the hydrological movement in the period; (ii) reversal of part of the provision for investment losses (expiration), in the amount of R$ 25 million, due to the identification by the technical area of part of the materials that will be reused.

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

Financial Result - R$ Thousand	3Q19	3Q18	Variation (%)
Financial Income	47,544	62,436	-23.9
Income from financial investments	18,704	8,101	130.9	The variation is mainly due to: (i) increase in the Company's financial investments, due to the cash availability between the compared dates, which offset the decrease in interest rates.
Additional interest on energy	26,320	30,267	-13.0

The variation is mainly due to: (i) the recalculation/adjustment, in 3Q18, of the Rio Doce Manganês debt update and the adjustment of Santana Textil's debt confession before the Court of Justice/PE, which did not occur in 3Q19.

Monetary adjustment gain	2,017	26,676	-92.4

The variation is mainly due to the following reasons: (i) decrease of update - VM of the basic network/connection in the amount of R$ 10 million; (ii) decrease in energy auction MV, R$ 2.6 million, and (iii) decrease in consumer MV, in the amount of R$ 2.1 million and (iv) decrease in the amount of judicial deposits of various lawsuits of R$ 10.6 million.

Other Financial Income	503	-2,608	119.3	The variation is mainly due to the following reason: (i) updating of deposits in litigation of R$ 3 million in 3Q18.
Financial Expenses	-59,875	-357,112	-83.2
Debt Charges - Financing and Loans	-23,923	-51,268	-53.3	The variation is mainly due to: (i) total debt settlement with Eletrobras holding, through transfer of equity interests in SPEs ("lieu of payment").
Monetary adjustment loss	-27	-4,415	-99.4	The variation is mainly due to: (i) total debt settlement with Eletrobras holding, through transfer of equity interests in SPEs ("lieu of payment").
Other Financial Expenses	-35,925	-301,429	-88.1

The variation is mainly due to the following reason: (i) Record of RBSE fair value measurement (IFRS 9), which is calculated based on NTN-B rate, whose fluctuation may generate financial income or expense, depending on the economic moment. In 3Q18, NTN-B was 5.88%, while in 3Q19 it was 2.60%.

Financial Result	-12,331	-294,676	-95.8

Equity Interests (Equity) - R$ Thousand	3Q19	3Q18	Variation (%)
Equity Interests (Equity)	56,017	63,816	-12.2

The variation is mainly due to: (i) lower results in IE Madeira (R$ 13 million); Sinop (R$ 18.2 million); STN (R$ 1.8 million); (ii) SPEs Chapada I and II, in 3Q18, contributed R$ 6.4 million, but were transferred at the end of 2018 by lieu of payment to Eletrobras in exchange for debt repayments; both negative effects partially offset by (iii) the positive results presented in the ESBR SPEs of R$ 36 million.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	3Q19	3Q18	Variation (%)
Current IR and CSLL	-292,478	-148,325	97.2

The variation is mainly due to: (i) Tax income (before income tax and social contribution) in 2019 was R$ 611 million against R$ 66 million in 2018, a positive variation of 824%. The main influences on real profit (adjusted tax profit) were the exclusions in 2018, notably the reversal of operating provisions by R$ 176 million and the RBSE update of R$ 254 million. (ii) In addition, in 2018 there was offsetting of tax loss and negative basis, which contributed to a reduction in tax expense of R$ 53 million in IRPJ and CSLL. (iii) There was also an increase in short-term electricity (CCEE) revenues of around 275 MM.

Deferred IR and CSLL	14,797	-24,087	-161.4	The variation is mainly due to: (i) the adjustment in the realization of deferred IR/CSLL amounts arising from the RBSE income.
Tax Incentives	28,742	-80	-36,028	The variation is mainly due to: (i) the adjustment in the realization of deferred IR / CSLL amounts arising from the receipt of RBSE.

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

ELETRONORTE

Result Analysis

The Company had, in 3Q19, a result 5% higher that ascertained in 3Q18, going from a profit of R$ 620 million in 3Q18 to a profit of R$ 650 million in 3Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q19, an increase of 0.5% compared to 3Q18, going from R$ 1,687 million in 3Q18 to R$ 1,696 million in 3Q19.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Generation	1,456,903	1,449,498	0.5
Energy supply to distribution companies	1,207,013	1,140,612	5.8

The variation is mainly due to the following factors: (i) increase of 256 MW  average of contracted volume in ACL, with an increase of R$ 83 million in short term contracts; (ii) increase of 77 MW average contracted in the ACR, representing revenue of R$ 29 million, partially offset by (iii) reduction of R$ 50 million of the contract with the Distribution Company Boa Vista Energia, due to the suspension of the energy supply by Corpoelec.

Supply	236,247	262,698	-10.1

The variation is mainly due to the following factors: (i) Reduction in Albras contract revenue due to 16% decrease (2018: US$ 2,127.52/t x 2019: US$ 1,789.40/t) in aluminum price at LME, which represented an average price reduction of 14.9% and revenue decrease of R$ 34.6 million, partially offset by the (ii) increase of R$ 4.5 million due to contract readjustment in free environment reflected by contract readjustments with industrial clients.

Short Term Market (CCEE)	5,162	40,044	-87.1

The variation is mainly due to the following factors: (i) a 59% reduction in the average PLD in the period, from R$ 494.65/MWh to R$ 202.45/MWh; (ii) the impact of Seasonality (3Q18: 1.33 x 3Q19: 1.44) on revenue was 8% higher than in 3Q18, while the impact of GSF (3Q18: 0.58 x 3Q19: 0.52) was 10% lower in 3Q19; (iii) the suspension of FID application , which in 3Q18 represented a 4.27% reduction in the physical guarantee, without application in 2019 (expected amount up to 3Q19) and (iv) the variation of energy settled in the period was 1 MW average.

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	8,481	6,144	38.0

The variation is mainly due to the following factors: (i) R$ 2.3 million revenue reversal in September 2018, due to the methodology adopted so far for accounting GAG Improvement. Excluding this effect, the variation between the periods is practically nil, which is in line with the RAG readjustment set for the 2019/2020 cycle of 0.34% (Resolution 2,587/2019).

Transmission	476,068	457,490	4.1
O&M Transmission Lines renewed pursuant to Law 12,783/2013	137,170	121,674	12.7

The variation is mainly due to the following factors: (i) readjustment of 5.61% of the RAP approved for the 2019/2020 cycle (Resolution 2,565/19), which contributed, together with the adjustment portion, to the 12.38% increase in revenue invoiced in 3Q19 when compared to the same period last year.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	53,304	60,504	-11.9

The variation is mainly due to the following factors: (i) increase of R $ 5.1 million in the discount of the variable portion (PV) booked (2018: R$ 691 thousand x 2019: R$ 5.8 million), with highlight to Concession Contract 012/2019 (ETE), which recorded Variable Portion in the amount of R$ 4.9 million in 3Q19. This discount refers to a claim that occurred in Jan/2019 at the Pole 1 valve house of SS Coletora (Araraquara), having occurred optical fiber breakdown. It should be noted that, as disclosed to the market, ETE no longer discounted its RAP Adjustment Port - PA associated with pending implementation of the project.

RBSE Income	210,730	189,704	11.1

The variation in RBSE's revenue is mainly due to the 4.3% readjustment approved by Resolution No. 2,565/2019 of June 25,2019. The homologated revenue went from R$ 1.25 billion/year in the 2018/2019 cycle to R$ 1.3 billion in the 2019/2020 cycle, readjustment of approximately R$ 5 million per month. Please note that RBSE revenue is calculated based on CPC48/IFRS09. In this case, the readjustment in the RAP ends up increasing the IRR of the flow of receivables, which, applied to the outstanding balance, implies a more than proportional increase of the booked revenue.

Transmission Construction Income	12,215	21,459	-43.1

The variation is mainly due to the following factors: (i) measurement of concession assets by IFRS 15 with an impact of R$ 8.3 million. It should be noted that the accounting for revenue from investments made in Transmission was aligned with the same period in 2018.

Income from Return of Investment in Transmission	62,649	64,149	-2.3

The variation is mainly due to the exclusion of the LT Rio Branco / Feijó / Cruzeiro do Sul project (Concession Contract 009/2014) from ELN's portfolio of contracts due to the declaration, in Dec/18, of the concession expiration by the Granting Authority. The 3Q18 result includes revenue of R$ 1.52 million associated with this concession.

Other Income	109,053	123,731	-11.9

The variation is mainly due to the following factors: (i) lower revenues from Multimedia Communication Services: R$ 7.5 million, (ii) lower revenues from Belo Monte O&M Services Provision: R$ 5,2 million accounted higher in July/2018, (iii) R$ 4.1 million lower Lease and Rent revenue due to an August/2018 record due to credit recognition by court decision, and (iv) Proinfa revenue reduction: R$ 3.3 million, which were partially offset by: (v) increase in CDE revenue: R$ 6.9 million.

Deductions to the Operating Revenue	-345,752	-343,564	0.6

The variation is mainly due to the following factors: (i) a 17.8% (R$ 7.4 million) increase in non-renewed concession RGR expenses (accounting adjustment for recomposition of liabilities), (ii) an increase in CDE expenses 26.7% (R$ 6.7 million), (iii) reduction of taxes and other charges (ICMS, PASEP, Cofins, Proinfa and CFURH).

ROL	1,696,272	1,687,155	0.5

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 3Q19, a decrease by 27%  compared to 3Q18, going from R$ 1200 million in 3Q18 to R$ 876 million in 3Q19.  The variations of each income account are detailed below:

PMSO - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Personnel	-285,168	-317,061	-10.1

The variation is mainly due to: (i) adhesion of 174 employees to PDC/2018, whose contracts' termination occurred mostly in Dec/2018 and adhesion of 147 employees to PDC/2019, whose termination occurred in June/2019. The consequence was the reduction in the following accounts: (a) Salary: R$ 11 million (b) Bonus for length of service: R$ 3.3 million; (c) Vacations: R$ 7.4 million (d) Christmas Bonus: R$ 6.6 million (e) INSS Charges: R$ 6.2 million (f) Social Charges: R$ 5 million (g) Hazardous Environmente: R$ 2.1 million; These effects were partially offset by (ii) the increase in Health Plan (E-Life) expenses in the amount of R$ 10 million due to the increase in expenses with medical appointments, exams, among others.

Supplies	-11,172	-10,592	5.5

The variation is mainly due to the following factors: (i) Construction of the Itapuã do Oeste (RO) Bridge over the Jamari River (Samuel HPP Socio-Environmental counterpart): R$ 1.5 million and not realized in the same period from 2018; partially offset by (ii) a reduction of other expenses associated with the acquisition of Replacement Material by R$ 0.9 million.

Services	-72,153	-65,916	9.5

The variation is mainly due to the following factors: (i) Increase in consulting costs (bridge construction project): R$ 2.5 million; (ii) Roço: R$ 2 million; (iii) Surveillance: R$ 1.1 million; (iv) Service Provision by ONS: R$ 1 million (v) Cleaning and Conservation: R$ 1 million; and Advertising: R$ 0.8 million; offset by the cost reduction in: (vi) Maintenance/Conservation: R$ 2.1 million and (vii) Contracted Labor: R$ 0.9 million, and (viii) Vehicle Maintenance: R$ 0.7 million.

Consensual Dismissal Plan/PAE (Provision)	-1,284	0	-

The variation is due to the adjustment in the residual provision for indemnity of PDC/2019 made in the first semester of 2019, being complemented in 3Q19, without registration for 3Q18, whereas the Second PDC of 2019, considering that it is available for adhesions until 14 November 2019, will be provisioned in 4Q19.

Other	-16,144	-50,086	-67.8
Donations and Contributions	-4,374	-807	442.0

The variation is mainly due to the contribution to Cepel in the amount of R$ 3.5 million. The increase in the contribution to Cepel is due to the fact that in the same period of 2018, Eletronorte had R&D balance and, therefore, contributions to Cepel could be used with the balance.

Other Operating Expenses	-11,770	-49,279	-76.1

The variation is mainly due to the following factors: (i) Reversal of lease of R$ 10.6 million due to the adoption of IFRS 16; (ii) a reduction of R$ 2.5 million in expenses with TPP Araguaia rentals, of which R$ 3.9 million in 3Q19, against R$ 6.3 million in 3Q18, due to the decision of the Conselho Nacional de Política Energética (National Energy Policy Council); Aneel's decision, authorizing Eletronorte to demobilize the TPP, which caused the thermoelectric plant not to be activated (this TPP does not constitute Eletronorte's Physical Guarantee); (iii) write-off of fixed and intangible assets, in the amount of R$ 2.4 million; (iv) reduction of expenses with employees assigned/released/amnesty in the amount of R$ 1.9 million and (v) reduction in expenses with indigenous communities, in the amount of 1.9 million; and (vi) the R $ 1.2 million decrease in Insurance (Operational Risk) in 3Q19, partially offset by: (vi) the R$ 7.4 million decrease in expense recovery; (vii) increase in disposal losses in 3Q19 in the amount of R$ 7.2 million.

TOTAL PMSO	-385,921	-443,655	-13.0

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Energy Purchased for Resale	-158,865	-258,953	-38.7

The variation is mainly due to the following factors: (i) In 2018, the purchase of CCEE amounted to R$ 219.2 million and R$ 156.7 million in 2019 (ii) energy invoiced by CORPOELEC R$ 39.7 million in 2018 and R$ 1.2 million related to the maintenance fee, which is accrued monthly until the contract is terminated definitively; partially offset (iii) purchase of Sinop energy of R$ 1 million (purchase agreement of 2.83 average MW from 2019).

Charges upon use of electricity network	-158,558	-148,429	6.8

The variation is mainly due to the following factors: (i) readjustment of 5.2% in the tariff defined for the Tucuruí HPP in the 2019/2020 cycle (Resolution 2562/2019), which increased from R$ 6,009 / KWh to R$ 6,323 / KWh. The impact on monthly expenses was R$ 2.3 million.

Construction Expense	-25,723	-30,526	-15.7

The variation is mainly due to the following factors: (i) reduction of R$ 23 million in construction costs under concession contract 058/2001 (Renewed); partially offset by (ii) a R$ 19 million increase in construction costs in non-renewed concessions, especially concession contracts 021/2009 (R$ 11 million), 002/2009 (R$ 6.5 million) and 012/2009 (R$ 1.6 million).

Depreciation and Amortization	-106,430	-124,579	-14.6

The variation is mainly due to the following factors: (i) asset base reduction, given the low volume of investments made in the last 12 months. Depreciation expenses in 3Q19 would be even lower if the accounting for leasing (IFRS 16), in the amount of R$ 9.7 million, which did not occur in the same period of 2018, was not considered, since adoption of IFRS 16 was from January/2019 on.

TOTAL OPERATING COSTS	-449,576	-562,487	-20.1

Operating Provisions - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
	-40,905	-194,220	-78.9

The variation is mainly due to (i) provisions recording in 2018 that were not repeated in 2019. In relation to expenses recorded in 3Q19, it is possible to highlight: (i) provision of R$ 16.9 million due to change of degree of risk to probable in labor lawsuit object of action of the Public Prosecution Service that deals with the breach by Eletronorte of TAC that provided the hiring of own staff in substitution to the demobilized outsourced labor over previous years; (ii) provision of R$ 31.4 million arising from a lawsuit filed by Abengoa in which, by decision of the 2nd civil court of the TJDFT, a decision was sentenced against Eletronorte; (iii) Provision for GAG's counterpart improvement of Coaracy Nunes in the amount of R$ 2.3 million in 3Q19; (iv) provision of R$ 20 million related to the change of risk degree from possible to probable in 03 Aneel fine proceedings; (v) Reversal of R$ 4.1 million related to the disposal of oil surplus CCC - TPPs in demobilization process; (vi) provision of R$ 2.3 million related to judicial deposits (PEC-Sep / 19); (vii) PCLD - Consumers and Resellers: total reversal of R$ 21 million of which: CEA reversal of R$ 7 million, Boa Vista reversal of R$ 28.3 million related to the provision for debt balance correction, CEA LT reversal of R$ 5.6 million related to IFRS 15, CGTEE provision of R$ 19.5 million related to two unpaid invoices; (viii) reversal of land disputes of R$ 14.2 million due to the change of risk degree from probable to remote due to expropriation action to form the Balbina HPP Reservoir.

Financial Income - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Financial Income	69,460	30,485	127.8
Income from financial investments	22,277	23,066	-3.4	The variation is mainly due to the following factors: (i) average portfolio yield reduction to 0.68% in 3Q19 and from 0.72% in 3Q18.
Additional interest on energy	307	32,680	-99.1

The variation is mainly due to the following factors: (i) renegotiation of the installment of debt with Boa Vista Energia, which occurred in July/2019, which reduced the default increase by R$ 20 million; and (ii) reversal in 3Q19 of accounting reclassification (Gerdau Aços Longos debt) in the amount of R$ 10 million, accounted in duplicate.

Monetary adjustment gain	57,845	76,145	-24.0

The variation is mainly due to the following factors: (i) CEA monetary restatement (3Q18 R$ 4 million x 3Q19 R$ 1 million), Roraima (3Q18 R$ 7.3 million x not registered in 3Q19), Chamber of Commercialization of Electricity - CCEE (3Q18 R$ 9.5 million x 3Q19 R$ 4.2 million) and Ceron 3Q18 R$ 40.8 million x Eletrobras 3Q19 R$ 44.4 million.

Exchange variation gain	0	578	-100.0

The variation is mainly due to the following factors: (i) In 3Q19 there was no accounting entry of exchange rate variations due to the power supply interruption and, consequently, any debt to Corpoelec.

Gains on derivatives	17,502	-101,367	-117.3

The variation is mainly due to the following factors: (i) accounting for derivative gains in 3Q19, which resulted exclusively from the pricing of the fair value of the debentures issued by ETE, in the amount of R$ 17.5 million. Derivative accounting results from a contractual clause allowing the conversion of debentures into shares; (ii) In 3Q18, a loss (reversal of gain) of R$ 113 million was recorded in the pricing of the contract with Albras. This loss was accounted for in July/18 and is associated with a 19.32% reduction in the fair value of the premium in relation to the previous month, mainly due to the devaluation of the aluminum price in the period. The energy sale agreement provides for the receipt of premium calculated based on the price of aluminum quoted in the international market (LME), exchange rate and interest rate. Eletronorte monthly evaluates the fair value of the asset associated with this premium by marking to market.

Other Financial Income	-28,471	-617	4514.4

The variation is due to: (i) a reduction in the payment of PIS/Cofins on Financial Revenue by R$ 2.1 million (3Q18: R$ 5.5 million x 3Q19: R$ 3.4 million); (ii) increase of RBSE AVJ expenses in the amount of R$ 30.5 million due to the variation of the discount rate (NTN-B).

Financial Expenses	-288,478	-289,626	-0.4
Debt Charges - Financing and Loans	-62,666	-68,913	-9.1

The variation is mainly due to the following reasons: (i) debt settlement with Eletrobras in the amount of R$ 200 million in December 2018, reducing debt charges by R$ 7 million through the transfer of equity interests in SPEs.

Leasing charges	-900	0	-

The variation is mainly due to the following reasons: (i) Lease accounting (IFRS 16) in the amount of R $ 0.9 million in 3Q19, which did not occur in 3Q18, given that adoption of IFRS 16 was the from January/2019.

Monetary adjustment loss	-76,715	-103,029	-25.5

The variation is mainly due to the following reasons: (i) debt settlement with Eletrobras in the amount of R$ 200 million in December 2018, which contributed to the reduction of R$ 27 million in monetary variation expenses; (ii) reduction of R$ 10 million due to monetary restatement on dividends: 3Q18: R$ 78 million x 3Q19: R$ 67 million.

Exchange variation loss	-38,469	-21,392	79.8

The variation is mainly due to (i) the effect of exchange variation on the balance of foreign currency (US dollar) loans. In 3Q19 there was a 20.6 million increase in expenses with foreign currency debt, while in 3Q18 it was R$ 15 million and in 3Q19 it was R$ 35.7 million; (ii) there was no exchange rate adjustment on the contract with Corpoelec in 3Q19 while in 3Q18 it was R$ 3.5 million due to the non-existence of debt with the Company. The debts were settled in April/2019.

Losses on derivatives	-59,519	-5,591	964.6

The variation is mainly due to the following reasons: (i) a 14% reduction in the price of aluminum (Albras Premium), which explains the increase in derivative losses of R$ 59 million. There was no accounting for derivative losses associated with the contract with Albras in 3Q18; (ii) in 3Q18, losses of R$ 5.5 million were recorded in connection with the debentures of concession 012/2009 (ETE). For further explanation of the derivative accounting process, see the Gains on Derivatives account.

Other Financial Expenses	-50,209	-90,701	-44.6

The variation is due to: (i) reduction of expenses resulting from AVJ of RBSE/Ke in the amount of R$ 80 million; (ii) increase in other expenses resulting from the accounting of a loss of R$ 31 million associated with the credit renegotiation with Roraima Energia. The loss is mainly due to the new contractual conditions agreed, in which, basically, the financial cost of updating the credit was reduced in relation to the previous agreement (from IGPM + 1% to 124% of CDI); (iii) increase of interest expenses and fines in the amount of R$ 5.4 million.

Financial Result	-219,018	-259,141	-15.5

Equity Interests - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Equity Interests	97,881	167,008	-41.4

The variation is mainly due to the following reasons: (i) SINOP generated a negative equity income of R$ 12.7 million, highlighting the energy purchase costs of R$ 129 million in order to recompose ballast linked to contracts signed in the ACR; (ii) BMTE generated equity income of R$ 12.7 million, highlighting the R$ 55 million increase in financial charges; (iii) Norte Energia recorded equity income of R$ 67.7 million, highlighting: a) reduction in short-term energy sales revenue by R$ 167 million; b) TUST increase of R$ 106 million due to the start-up of turbines during 2019; c) an increase of R$ 110 million in financial expenses also associated with the startup of turbines and, consequently, the cessation of interest capitalization; offset by (d) reversal of losses and advances to suppliers in the amount of R$ 168 million; (iv) On the other hand, EAPSA generated equity income of R$ 11.8 million, highlighting: a) an improvement in the energy sales result of R$ 3.6 million; b) reduction of R$ 10 million in energy purchase expenses, c) accounting recognition of dividends receivable in the amount of R$ 5.7 million and (v) NBTE reported equity income of R$ 27.4 million due the accounting of retained dividends in the amount of R$ 15.5 million (according to the Equity Method - MEP, the result in Equity Equivalence is equal to the variation of PL plus Retained Dividends). Excluding this effect, the result would be reduced by R$ 11.8 million, mainly due to: (a) contingency of R$ 40 million related to labor, civil and fines proceedings, mitigated by (b) reduction of interest costs of loans of R$ 6 million and financial income growth of R$ 3 million; (vi) Transfer of SPEs for Lieu of payments with an impact of approximately R$ 11.3 million, whose result was accounted for in 3Q18 but not recorded in 3Q19.

Other Operating Income/Expenses	20,992	0	-

The variation was mainly due to the following factors: (i) increase of R$ 52.1 million related to gains on the sale of SPE AETE to Eletrobras (lieu of payment), and (ii) reduction of R$ 31.2 million refers to losses on sale SPE Brasnorte to Eletrobras (lieu of payment).

Income Tax and CSLL - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Current IR and CSLL	-162,476	-154,193	5.4

The variation is mainly due to the following reasons: (i) Real profit for the third quarter of 2019 was 694 million x 348 million relative to 2018, a 99.43% change; (ii) The taxable income of 2018 was mainly influenced by the cumulative balance of the reversal of provision TFRH Pará - UHE Tucuruí which excluded from the base of Real Profit R$ 1.4 billion, and (iii) the disposal (write-off) of the Permanent Equity Valued Equity Holdings - MTE / BRASNORTE, subject to impairment test, and reaching R$ 261 million, leadind the exclusions to exceed the additions by R$ 1.1 billion. . This scenario was not repeated in 2019, where the additions practically balance with the exclusions, despite the RAP-RBSE Reversal increase corroborated by R$ 758 million.

Deferred IR and CSLL	-22,619	271,679	-108.3

The variation is mainly due to the following reasons: (i) In 2018, the write-off of estimated non-deductible liabilities (losses) from August to September was R$ 199 million, due to the Reversal of the Provision for Contracts. Existing costs between HPP Coaracy Nunes and LT Brasil/Venezuela; (ii) in addition to the estimated active provisions (losses) related to the Impairment - Recoverability Test if they remain constant, ie, there was no such procedure in the period in question.

Revenue from Tax Incentives	116,251	108,088	7.6

The variation is mainly due to the following reasons: (i) In 2018, the write-off of estimated non-deductible liabilities (losses) from August to September was R$ 199 million, due to the Reversal of the Provision for Contracts. Existing costs between Coaracy Nunes HPP and Brazil/Venezuela; (ii) In the third quarter of 2019, there was an increase in the percentage of Incentive Revenue in Generation and Transmission activities calculated according to the Net Operating Revenue allocated in the Profit Centers (GE) and mapping of income accounts in the Corporate Balance Sheet (TR), simultaneously. This percentage influences the amount of Exploration Profit subject to the possible reduction of IRPJ of 75%, even if there is the limit of the Current Income Tax provision calculated in LALUR.

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

ELETRONUCLEAR

Result Analysis

The Company had, in 3Q19, a result 45% lower than that ascertained in 3Q18, going from a profit of R$ 155 thousand in 3Q18 to a profit of R$ 85 million in 3Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q19, a growth of 1.7% compared to 3Q18, going from R$ 760 million in 3Q18 to R$ 773 million in 3Q19. The variations of each income account are detailed below:

Gross Revenue	3Q19	3Q18	Variation (%)	Analysis
Generation	880,791	865,248	1.8
Energy supply to distribution companies	880,791	865,248	1.8

The variation was mainly due to: (i) the Fixed Revenue increase of Angra 1 and 2 plants by 2.8% (R$ 92.9 million/year) according to ANEEL Resolution 2,509/2018, which represents a positive effect of R$ 23.2 million in the quarter; partially offset by ii) reduction of the estimated portion of excess energy in R$ 7.7 million (R$ 36.1 million in 2018/R$ 28.4 million in 2019); In terms of the physical quantity of energy produced in Angra 1 and 2 plants, the performance was practically stable, with a reduction of 0.007 million MWh in the period compared, with a reduction of only 0.2% (4.103 million MWh between July and September/2018 compared to 4,096 million MWh between July and September/2019).

Other Income	22	0	-	The variation was mainly due to: (i) revenues from scrap sales.
Deductions to the Operating Revenue	-107,897	-105,264	2.5	The variation was mainly due to: (i) proportional increase to the variation in Gross Operating Revenue.
ROL	772,916	759,984	1.7

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 3Q19, an increase by 3% compared to 3Q18, going from R$ 532 million in 3Q18 to R$ 547 million in 3Q19.  The variations of each income account are detailed below:

PMSO	3Q19	3Q18	Variation (%)	Analysis
Personnel	-156,075	-144,588	7.9

The variation was mainly due to: (i) 1% average increase by application of promotion by level advancement system (SAN) from 01/2019 R$ 0.6 million; (ii) It is estimated that approximately R $ 17.4 million (11.2%) of personnel expenses will no longer be transferred to direct costs applied to Angra 3, due to suspensions in the project's activities. These increases were partially offset by (iii) 26 employees leaving the company after 3Q18 and 25 employees leaving in 2019, resulting in an estimated savings of R$ 4.2 million from the dismissals made in the incentive programs.

Supplies	-5,269	-6,689	-21.2	The variation was mainly due to: i) small deviation in consumption from seasonal and routine maintenance activities since there was no shutdown in either plant in both quarters.
Services	-99,767	-61,981	61.0

The variation was mainly due to: (i) in 2019, the maintenance shutdown of Angra 2 (2P15) occurred in 2Q19, and the main maintenance activities performed by foreign companies require approvals in technical certifications, making the recognition in 3Q19. In 2018, the Angra 2 maintenance shutdown (2P14) occurred in 1Q18, and had all its certifications registered in 2Q18. It is worth mentioning that in the compared years, there was a reduction in this item in the percentage of 1.3%.

Consensual Dismissal Plan/PAE (Provision)	11,222	264	4,150.8

The variation was mainly due to: (i) reversals of provisions in the amount of R$ 4.3 million with termination costs; (ii) reversals of health care benefit provisions in the amount of R$ 6.9 million. There were no terminations in 3Q19 and the second PDC (Consensual Dismissal Plan) of 2019, considering that it is available for adhesions until November 14, 2019, it will be provisioned in 4Q19.

Other	-31,891	-25,327	25.9
Donations and Contributions	-1,117	-1,094	2.1	The variation was mainly due to: (i) Annuity contributions to CCEE classified in other operating expenses in 2018.
Other Operating Expenses	-30,774	-24,233	27.0

The variation was mainly due to: (i) Losses in labor court convictions in the amount of R$ 7.8 million, highlighting the class action lawsuit filed by the Sindicato dos Profissionais Técnicos Industriais (workers union), which alleges non-compliance with the intra-day interval of employees; (ii) effect of IFRS16 in 2019 did not occurred in 2018, in the amount of R$ 2.5 million. With the adoption of IFRS 16, the Company no longer recognizes operating costs and expenses arising from operating leasing contracts and recognizes in its income statement the effects of the use rights depreciation of the leased assets, and the financial expense and exchange variation calculated based on the financial liabilities of the leasing agreements.

TOTAL PMSO	-281,780	-238,321	18.2

Operating Costs	3Q19	3Q18	Variation (%)	Analysis
Charges upon use of electricity network	-53,542	-34,389	55.7

The variation was mainly due to: (i) in June 2018, the Company recognized expenses with CUSD, charged by the previously non-recurring company ENEL Distribuição Rio (formerly AMPLA), in the amount of R$ 199.2 million, which included retroactive values to the period from 04/2014 to 06/2018, a charge authorized by ANEEL through ANEEL Order No. 1,283/2018 of 06.12.2018. As of July 2018, the Company signed a contract with ENEL Distribuição Rio, with invoices made only as of August 2018. In 3Q18, expenses of this nature were R$ 9.0 million and R$ 21.2 million in 3Q19 (R$ 15.2 million of current expenses and R$ 6.0 million of adjustments to retroactive charges).

Fuel	-113,575	-119,606	-5.0

The variation was mainly due to: (i) the average cost of nuclear fuel refills that were consumed in the compared periods, for the operating cycle, totaled R$ 134.5 million in 3Q19 and R$ 129, 2 million in 3Q18, representing an approximate 4.1% increase in its equivalent average unit prices, which represents R$ 5.3 million in additional costs in 3Q19; (ii) in physical quantity, the consumption of fissile uranium equivalent (Kg Ueqv) was 6.7% higher, being 351,940 Kg Ueqv in 2018 and 375,533 Kg Ueqv in 2019, which represents R$ 8.7 million in additional costs in the quarters compared; (iii) offset by recovery of PASEP/COFINS tax credits in the amount of R$ 19.8 million (16.6%).

Depreciation and Amortization	-145,766	-126,010	15.7	The variation was mainly due to: (i) a significant increase in the regulatory asset base in operation in the amount of R$ 452 million at the end of the first quarter of 2019 (Units)
TOTAL OPERATING COSTS	-312,883	-280,005	11.7

Operating Provisions	3Q19	3Q18	Variation (%)	Analysis
	47,028	-14,227	-430.6

The variation was mainly due to: (i) write-offs of payments of R$ 29.2 million in civil lawsuits filed by Engineering companies, which provided support and supervision services for the Angra 3 project; and (ii) reversal of provision for participation payments in 2018 results of R$ 22.0 million.

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

Financial Income	3Q19	3Q18	Variation (%)	Analysis
Financial Income	101,525	50,412	101.4
Income from financial investments	3,036	768	295.3	The variation was mainly due to: (i) the daily average values were maintained in the Company's cash investments higher than the periods compared as the fuel purchase schedule was postponed.
Monetary adjustment gain	2,214	1,791	23.6	The variation was mainly due to: (i) higher variations in judicial deposit updates and (ii) increase in the judicial deposit base, without any relevant specific lawsuits.
Exchange variation gain	-32,272	1,755	-1938.9	The variation was mainly due to: (i) non-recurring reclassifications of R$ 40.7 million from exchange variation gains on write-off of advances to fixed assets recorded in 3Q19.
Other Financial Income	128,547	46,098	178.9

The variation was mainly due to: (i) R $ 67.8 million higher profitability in the Decommissioning Fund, R$ 41.1 million in 3Q18 and R$ 108.9 million in 3Q19. The Decommissioning Fund has positions in future dollar repurchase agreements, and the variation in its return is extremely subject to these currency fluctuations.

Financial Expenses	-218,188	-80,365	171.5
Debt Charges - Financing and Loans	-153,356	-13,342	1049.4

The variation was mainly due to: (i) the Company revisited the procedure as of 2Q19 and, with retroactive effect to 1Q19, regarding the maintenance of the Angra 3 Project as a qualifying asset aiming to capitalize financing and loan costs, considering the reduced physical advances in the enterprise. The effects of this measure led to the non-capitalization of fixed assets of the total amount of R$ 134.3 million, which were fully maintained in the financial result. The Company expects to resume this procedure as soon as the Project returns to favorable conditions for its qualifying asset in accordance with the requirements of CPC Pronouncement 20 (R1) - Borrowing Costs; (ii) Signing of new financing contracts with Eletrobras for working capital, which sum up R $ 337.1 million new indebtedness in the period compared. The new financing contracts with Eletrobras were: Agreement ECF-3367/18 with disbursements of R$ 28 million in Sep/2018, R$ 28 million in Oct/2018 and R$ 64 million in Nov/2018; Contract ECF-3370/2018 with disbursement of R$ 50 million in Dec/2018; Contract ECF-3374/2019 with disbursements of R$ 101.9 million in May/2019 and R$ 65.2 million in Jun/2019.

Leasing charges	-1,309	0	-

The variation was mainly due to: (i) the effect of IFRS16 in 2019 that did not occurred in 2018 in the amount of R$ 1.3 million. With the adoption of IFRS 16, the Company no longer recognizes operating costs and expenses arising from operating leasing contracts and recognizes in its income statement the effects of the use rights depreciation of the leased assets, and the financial expense and exchange variation calculated based on the financial liabilities of the leasing agreements.

Monetary adjustment loss	-2,429	-4,483	-45.8	The variation was mainly due to: (i) write-offs of revalued judicial deposits.
Exchange variation loss	-10,409	-16,389	-36.5	The variation was mainly due to: (i) non-recurring reclassifications of R$ 12.0 million from exchange variantion loss in write-offs to fixed assets.
Other Financial Expenses	-50,685	-46,151	9.8

The variation was mainly due to: (i) non-recurring increases of R$ 7.3 million in interest and fine expenses between June and July 2019 on miscellaneous payments, among which R$ 5, 3 million related to arrears of CSLL and IRPJ.

Financial Result	-116,663	-29,953	289.5

Income Tax and CSLL	3Q19	3Q18	Variation (%)	Analysis
Current IR and CSLL	-23,705	-42,418	-44.1	The variation was mainly due to: (i) recovery of income tax and social contribution tax related to the previous year (2018), in the amount of R $ 22.9 million.

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

FURNAS

Result Analysis

The Company had, in 3Q19, a result 95% higher that ascertained in 3Q18, going from a loss of R$ 270 million in 3Q18 to a loss of R$ 13.8 million in 3Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue posted, in 3Q19, an increase of 7.4% compared to 3Q18, going from R$ 1,986 million in 3Q18 to R$ 2,132 million in 3Q19.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Generation	1,410,758	1,323,471	6.6
Energy supply to distribution companies	878,981	801,526	9.7

The variation is mainly due to: (i) increase in ACL sales (increased by the reduction in MCSD - ACR), representing a revenue increase of R$ 82 million; and (ii) In ACR, contract seasonalization, decrease in thermal plant dispatch, energy reduction due to MCSD and price update of existing contracts, caused, in net terms, a decrease in revenues of R$ 5 million.

Supply	189,225	174,608	8.4

The variation is mainly due to: (i) price adjustment of the current contracts of the Itumbiara Plant auctions of 3.8%, governed by Law 13,182/2015, specific to end consumers, resulting in a revenue increase in of R$ 7 million. (ii) New contracts that started supplying after September 30, 2013 and positively impacted revenues by R$ 7 million.

Short Term Market (CCEE)	2,199	128,310	-98.3

The variation is mainly due to: (i) the variation in the MCP Differences Settlement is mainly explained by the energy balance between the two periods, when in 2018 there was a positive balance of around 80 MW  average and in 2019 the energy balance was close to zero (due to higher energy sales, as can be seen in the increase in Supply revenue and the GSF variation, which changes the company's resources - average GSF: 2018 58% and 2019 52%); (ii) average PLD variation, which was R$ 495/MWh in 2018, while in 2019 it was 214 R$/MWh.

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	328,401	208,934	57.2

The variation is mainly due to: (i) RAG annual readjustment of approximately 11%, according to Aneel Resolution No. 2,587/2019, representing a revenue increase of R$ 27 million in 3Q19 and (ii) variation of CFURH and PIS/COFINS which represented an increase of R$ 6 million in revenue. However, the amount invoiced for renewed plants in 3Q18 was R$ 295 million, resulting in a variation of only R$ 33 million compared to 2019 (R$ 328 million), but in September 2018, an accounting entry was made of reduction of non-recurring revenue, in the amount of R$ 86 million.

Generation Construction Income	11,952	10,093	18.4	No effect on income, due to the equivalent amount in construction expenses.
Transmission	1,138,274	1,057,214	7.7
O&M Transmission Lines renewed pursuant to Law 12,783/2013	365,324	348,548	4.8

The variation is mainly due to: (i) The 2.85% increase in the 3Q19 invoiced RAP compared to 3Q18, ratified for the 2019/2020 cycle (Resolution 2,565/19) due to the measurement of the concession asset CT 062/01 - RBNI by IFRS 15 (increase of R$ 21 million), partially offset by (ii) reduction of RAP received from O&M / RBSE related to contract 062/01, approved for 2019/2020 cycle (Resolution 2,565/19).

O&M Transmission lines not renewed pursuant to Law 12,783/2013	46,299	42,068	10.1

The variation is mainly due to: (i) an increase of 21.58% in the 3Q19 invoiced RAP compared to 3Q18, approved for the 2019/2020 cycle (Resolution 2,565/19), due to the measurement of assets IFRS 15 concession. The main variations occurred in the contracts 034/2001 Ibipuna-Bateias (R$ 8.6 million) and 006/2010 LT Mascarenhas (R$ 1.1 million) and TGO (R$ 238 Thousand).

RBSE income	606,864	543,011	11.8

The variation is mainly due to: (i) readjustment by Resolution No. 2,565/2019 of 6.25.2019. The RBSE revenue is calculated based on CPC48/IFRS09. So, the RAP adjustment increases the IRR of the flow of receivables, which, applied to the debit balance, implies a more than proportional increase of the booked revenue, given that in 3Q18 the balance variation was R$ 247 million and in the In 3Q19, the variation was R$ 517 million, mainly due to the change in the NTNB rate.

Transmission Construction Income	80,753	88,265	-8.5

The variation is mainly due to: (i) measurement of concession assets under IFRS 15, which provides for construction revenues over the contractual construction term. Contract 062/2001 reached R$ 88 million in 3Q18 against R$ 80.7 million in 3Q19. (ii) On the other hand, the reduction is due to the end of construction of some renovations and improvements.

Income from Return of Investment in Transmission	39,034	35,322	10.5	The variation is due to the increase in revenue after the annual adjustment and the entry of new revenue from reinforcements and improvements.
Other Income	5,494	6,621	-17.0

The variation is mainly due to: (i) In 3Q18 there was R$ 2 million in revenue from Furnas' services rendered with TGO (Transenergia Goias), which, due to its consolidation, became consolidated and eliminated in 3Q19.

Deductions to the Operating Revenue	-421,964	-401,147	5.2	The variation is mainly due to: (i) increase in ICMS expenses R$ 4.8 million, PIS/COFINS R$ 22.3 million, CFURH R$ 6.2 million, (iii) RGR reduction R$ 1.4 million and CDE R$ 13 million.
ROL	2,132,562	1,986,159	7.4

Operating Costs and Expenses
Operating Costs and Expenses increased 10% in 3Q19 compared to 3Q18, going from R$ 1,537 million to R$ 1,696 million, accordinng to the reasons listed below:

PMSO - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Personnel	-219,689	-244,656	-10.2

The variation is mainly due to: (i) reflection of 116 employees joining the PDC (Consensual Dismissal Plan) in 2018, after 3Q18, reflecting the following items: salary (R$ 9.7 million) and Social Security Employees (R$ 5.2 million); (ii) reduction in labor claims of R$ 9.4 million (iii) OBZ - Zero Base Budget initiatives.

Supplies	-5,917	-6,368	-7.1	The variation is mainly due to: (i) perceived reduction in the Administrative and Office Supplies (R$ 223 thousand) and Medical and Hospital Supplies (R$ 156 thousand) items.
Services	-171,989	-198,577	-13.4

The variation is mainly due to the following items resulting from the Zero Base Budget (OBZ) initiatives: (i) Labor Contract, reduction of R$ 14.4 million, reduction of R$ 12 million in Accredited Dental-Hospital Appointments  and FRG/CAEFE Assistance, R$ 3.6 million reduction.

Consensual Dismissal Plan/PAE (Provision)	0	1,935	-100.0

The variation is mainly due to: (i) adjustments to PDC provisions made in 3Q18. Second PDC (Consensual Dismissal Plan) of 2019, considering that it is available for adhesions until November 14, 2019, it will be provisioned in 4Q19.

Other	-210,397	-123,878	69.8
Donations and Contributions	-7,297	-10,256	-28.9	The variation is mainly due to: (i) anticipation of the contribution to CEPEL from the portion of Jul / 19 in Jun / 19, generating a decrease in the value of 3Q19.
Other Operating Expenses	-203,100	-113,622	78.8

The variation is mainly due to: (i) non-recurring events such as indemnity payment, losses and damages. In 3Q18 there was an indemnity payment for Tractebel Energia in the amount of R$ 40 million, while in 3Q19 we had a payment of R$ 111 million for Ampla and R$ 4.5 million for Inepar.

TOTAL PMSO	-607,992	-571,544	6.4

Operating Costs R$ Thousand	3Q19	3Q18	Variation (%)
Energy Purchased for Resale	-185,543	-161,787	15

The variation is mainly due to: (i) price adjustment as defined in the contracts, representing an increase of approximately R$ 16 million (ii) increase in the contracted amount increasing the amount in 2019 by R$ 9 million, offset by (iii) termination of existing contracts, which reduced the expense by R$ 2 million in 2019.

Charges upon use of electricity network	-168,762	-150,011	12	The variation is mainly due to: (i) the reduction of transmission tariffs (TUST) outside the quota system by around 5% and (ii) the recalculation of tariffs by the quota system plants by around 15% .
Construction Expense	-56,470	-92,641	-39

The variation is mainly due to: (i) investments in the transmission system and renewed plants, most relevant in Furnas and Funil plants; (ii) effect of the reduction due to write-offs of fixed assets arising from contract 062.

Fuel	-204,115	-205,172	-1	The variation is mainly due to: (i) the variation in the operation of the Santa Cruz plant, which represented a lower operation of around 31,600 MWh per order of merit in 3Q19.
(-) Expenses recovery - Grant received	0	0	-
Depreciation and Amortization	-68,696	-65,426	5	The variation is mainly due to: (i) higher asset base given the volume of investments made in the last 12 months.
TOTAL OPERATING COSTS	-683,586	-675,037	1.3

Operating Provisions R$ Thousand	3Q19	3Q18	Variation (%)
	-405,153	-290,776	39.34

The variation is mainly due to the following factors: (i) Accounting for an additional provision of R$ 354 million, related to a court agreement with Furnas outsourced parties, aiming at the termination of 1,041 outsourced employees; (ii) Contingencies: (a) civil: restatement of amounts by R$ 6 million; (b) labor: constitution of R$ 41 million, of which R$ 15 million is restatement of values and R$ 26 million of new lawsuits and changes in risks (these lawsuits discuss risk, employment, bonus of function); offset by (c) Regulatory: reversal of R$ 28 million, constitution of R$ 86 million and reversal of R$ 111 million of the lawsuit with Ampla (due to its payment there is a negative effect noted in other operating expenses); (iii) provision of R$ 16 million to offset GAG Improvement; (iv) Onerous Contracts: Funil: R$ 770 reversal thousand.

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

Financial Income R$ Thousand	3Q19	3Q18	Variation (%)
Financial Income	39,963	52,587	-24.0
Income from financial investments	12,437	14,182	-12.3

The variation is mainly due to: (i) reduction in income from Banco do Brasil SA (R$ 1 million), Caixa Econômica Federal (R$ 2 million) partially offset by an increase in Brasil Ventos SPEs (R$ 1,3 million) and TGO (R$ 17 thousand).

Financing and Loans Income	199	1,091	-81.8	The variation is mainly due to: (i) repayment in 2018 of a loan granted to CEA. Currently, there is only the funding granted to RELUZ.
Additional interest on energy	3,372	5,640	-40.2	The variation is mainly due to: (i) the decrease of 97% over the arrears increases for energy transportation - Basic Network, Itaipu.
Monetary adjustment gain	7,013	18,415	-61.9

The variation is mainly due to: (i) in the period analyzed 2018 there was an adjustment in the amount receivable for the payment of capital in Madeira Energia, of approximately R$ 14 million, which did not occur in the same period in 2019.

Exchange variation gain	3,456	1,974	75.1	The variation is mainly due to: (i) the difference between the dollar variation in 3Q18.
Other Financial Income	13,486	11,285	19.5	No relevante variantion.
Financial Expenses	-306,844	-566,935	-45.9
Debt Charges - Financing and Loans	-144,142	-172,246	-16.3

The variation is mainly due to: (i) Increase in interest expenses, fees, fines and commissions in the FIDC operation, which began in February 2019 of approximately R$ 10,406 and decrease in interest expenses in the operations approximately R$ 36,652, representing a percentage of -15.24%.

Charges on shareholders' funds	-5,480	4,106	-233.5	The variation is not relevant to financial result.
Monetary adjustment loss	-11,848	-30,088	-60.6

The variation is mainly due to: (i) the difference between the positive IPCA variations in the periods analyzed, which were approximately 1.50% in 3Q18 and approximately 0.31% in the same period of 2019 .

Exchange variation loss	-32,320	-16,085	100.9	The variation is mainly due to: (i) the difference between the dollar variation in 3Q18, which was + 3.84% and + 8.67% in 3Q19.
Other Financial Expenses	-112,994	-352,622	-68.0

The variation is mainly due to: (i) Record of RBSE fair value measurement (IFRS 9), caused by the variation in the rate at quarterly closing. In the 2018 review period, NTN-B was 5.88%, while in 2019 it was 2.60%. RBSE adjustments to 3-month fair value in Sep/18 (R$ -294 MM) and 3-month fair value adjustments to RBSE in Sep/19 (R$ -90 MM).

Financial Result	-266,881	-514,348	-48.1

Equity Interest R$ Thousand	3Q19	3Q18	Variation (%)
Equity Interests	-8,583	-27,730	69.0

The variation is mainly due to: (i) The Companies that had the greatest impact in 3Q19 are: Madeira Energia SA (R$ 14 million), Triangulo Mineiro Transmissora SA (R$ 12 million), Mata de Santa Geneva (R$ 13 million) and Belo Monte Transmissora (R$ 17 million) and Interligação Elétrica do Madeira SA (R$ 26 million). It is worth noting that the improvement in Madeira Energia's results is mainly due to the reduction of Operating Costs and Financial Expenses, and also to the reduction of costs with energy purchased for resale and debt renegotiation. Belo Monte Transmissora - Main impacts: Variation of deferred income and taxes due to IFRS15 adoption, 2018 dividend reversal, 2018 contingency reversal and 2019 constitution; MSG - main variations: Reduction in revenue due to changes in go live expectations and new cost projections, provision for onerous contract due to expected construction delays and rising costs. TMT - main variations: decrease in cost of service rendered and administrative expenses due to outsourcing which resulted in savings.

Other Operating Income/Expenses	7,543	0	-	The variation is mainly due to: (i) the contractual adjustment of the Eolo, Miassaba and Rei dos Ventos SPEs, in the context of Lieu of Payment made to the holding company for debt payment.

Income Tax and CSLL R$ Thousand	3Q19	3Q18	Variation (%)
Current IR and CSLL	-309,996	-268,394	15.5	The variation is mainly due to the following reason: (i) in 2018, there was a tax loss of R$ 592 million that was fully consumed in 2018. There are no further tax losses for offsetting.
Deferred IR and CSLL	128,259	90,961	41.0

The variation is mainly due to the following reasons: (i) In July 2017, the deferred income tax and social contribution liabilities were written off due to those received from the RBSE indemnity and also reflects the tax effects arising from the requirements of IN SRFB 1771/2017 (CPC 47); (ii) the increase in RBSE indemnifiable assets (by Financial Revenue / FV) increases the Deferred Income Tax / Social Contribution Liabilities, with negative effect (expense) on the Income Statement.

Non-controlling Shareholders	-27	19	-242.1	The variation is mainly due to the following reason: (i) Adjustment of the consolidation of SPE TGO - Transgoiás by 1% belonging to another shareholder.

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

ELETROSUL

Result Analysis

The Company had, in 3Q19, an income 13% higher than the one recorded in the 3Q18, changing from a profit of R$ 71 million in 3Q18 to a profit of R$ 70 million in 3Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 2.6% in 3Q19, compared to 3Q18, changing from R$ 539 million in 3Q18 to R$ 552 million in 3Q19. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Generation	263,832	288,365	-8.5
Energy supply to distribution companies	263,643	281,923	-6.5

The variation is mainly due to the following reasons: (i) in 3Q19 sales prices (R$ 230.28 / MWh) were 11% lower compared to 3Q18 (R$ 257.28 / MWh), due to the higher PLDs level in 3Q18 (R$ 494.61 / MWh) compared to 3Q19 (R$ 214.07 / MWh).

Supply	0	4,946	-100.0	The variation is mainly due to the following reason: (i) until December 2018 there was resale to consumers through long term contracts, signed in the ACL environment, in the amount of 10 MW average.
Short Term Market (CCEE)	189	1,496	-87.4	The variation is mainly due to the following reasons: (i) In both years there was no short-term energy sold at CCEE. However, there is a small amount recorded related to provision adjustments.
Transmission	353,583	307,428	15.0
O&M Transmission Lines renewed pursuant to Law 12,783/2013	187,236	165,458	13.2

The variation is mainly due to the following reasons: (i) advance apportionment, which measures the system's deficit and surplus, recorded a positive result in 2019 (R$ 7.7 million) and in the same period of 2018 The positive result was lower (R$ 1.0 million). These amounts consist of monthly ONS calculations that do not concern the transmitter's performance in isolation, and do not imply loss or gain of regulatory revenue due to the adjustment in a subsequent cycle; (ii) the adjustment portion in 2018 was negative by R$ 13.9 million, while in the same period of 2019, the discount was R$ 8.8 million, resulting in a quarterly difference of R$ 5.1 million. This adjustment portion focuses mainly on the collection deficits and surpluses that occurred in the immediately previous cycle, therefore, these adjustments are not related to the operating performance of the transmitter, ie, they do not imply a reduction or increase in the RAP, only in adjustments of the volumes received with the purpose of adjusting to the RAP volume; and (iii) increase of R$ 10.0 million due to the 4.66% readjustment by the IPCA, the beginning of operation of new transmission authorizations (expansion of SS Biguaçu) of R$ 74 thousand, whose revenues are measured in accordance with IFRS 15 (CPC 47), and  variation in the amount of RAP's discounted variable installments in amount of R$ 0.1 million.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	70,990	49,372	43.8

The variation is mainly due to the following reasons: (i) consolidation, as of September 2018, of SPE TSBE. After business combination, it was controlled. The consolidated amount for the SPE for the reporting period is R$ 10.3 million, while in the same period of the previous year the amount was R$ 1.0 million; and (ii) increase in the RAP installments due to the 4.66% readjustment by the IPCA, plus the variations inherent to the advance, adjustment and variable installments.

RBSE income	53,703	53,835	-0.2	Not relevant
Transmission Construction Income	12,799	9,231	38.7

The variation is mainly due to: (i) improvements were made in 2018, but revenue was not recognized due to the absence of criteria by Aneel in the definition of RAP. For the 2019/2020 cycle, Aneel, through Technical Note 115/2019-SGT, estimated approximately R$ 49.5 million of investments for 5 years from 2018, with annual revenues of R$ 3.9 million, also retroactive. The criteria as well as future revenue may be reevaluated, and the receipt will initially be through inclusion in the calculation portion.

Income from Return of Investment in Transmission	28,855	29,532	-2.3

The variation is mainly due to the following reasons: (i) consolidation, as of September 2018, of SPE TSBE. After business combination, it was controlled. The consolidated amount for the SPE in the reporting period was R$ 4.9 million, while in the same period of the previous year the amount was R$ 4.6 million; and (ii) the contract asset is amortized monthly, upon receipt of RAP. In this way the amount of the same reduces and therefore the financial income.

Other Incomes	10,468	14,803	-29.3

The variation is mainly due to: (i) in 2018, temporary service contracts were recorded in the amount of R$ 2.3 million; (ii) as of September 2018, SPE TSBE was consolidated, for which services are provided. As a consequence, there is revenue elimination.

Deductions to the Operating Revenue	-74,911	-71,768	4.4

The variation is mainly due to: (i) an increase of R$ 1.0 million related to the transfer of the Energy Development Account - CDE and the Incentive Program for Alternative Electric Energy Sources - Proinfa charged to free consumers/self-producers connected to the system; and (ii) variation of PIS, Cofins and sector charges on regulatory revenue from generation and transmission.

ROL	552,972	538,828	2.6

Operating Costs and Expenses
Operating Expenses and Costs posted, in 3Q19, an increase by 29% compared to 3Q18, from R$ 246 million to R$ 319 million, with the variations listed below:

PMSO - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Personnel	-88,264	-98,376	-10.3

The variation is mainly due to the following reasons: (i) during 2018, there was a Consensual Dismissal Plan, which resulted in the dismissal of 77 employees from the 4Q18, which reduced expenses with Personnel, in the order of R$ 2.8 million per month; (ii) in 2019, there was a new Consensual Dismissal Plan, with the adhesion of 46 permanent employees with an estimated savings of R$ 1.8 million per month, and the dismissal occurred until 2Q19.

Supplies	-3,773	-1,581	138.6	The variation is mainly due to: (i) R$ 0.9 million in tax expenses with differential ICMS rates on interstate operations and CIAP credit reversal; (ii) acquisition of transmission equipment.
Services	-27,232	-26,078	4.4	The variation is mainly due to the following reasons: (i) ArcGis system payment R$ 0.9 million (Triennial expense), which was not recorded in 3Q18.
Consensual Dismissal Plan/PAE (Provision)	0	-649	-100.0

The variation is mainly due to the following reasons: (i) the amount recorded in 3Q18 refers to adjustments to PDC provisions in 2018; and (ii) in 2019 there was a new Consensual Dismissal Plan, with adhesion of 53 employees, of which 7 are reinstated employees. The termination occurred until 2Q19 and, therefore, there were no adjustments in the analysis period. The second 2019 PDC, considering that it is available for adhesion until November 14, 2019, will be provisioned in 4Q19.

Other	-14,032	-8,617	62.8

The variation is mainly due to the following reasons: (i) SPE Livramento updated provisions for EUST and reduced generation, related to accident parks and CCEAR contracts, in the amount of R$ 8.2 million.

Donations and Contributions	0	0	-
Other Operating Expenses	-14,032	-8,617	62.8
TOTAL PMSO	-133,301	-135,301	-1.5

Operating Costs - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Energy Purchased for Resale	-121,018	-125,722	-3.7

The variation is mainly due to the following reasons: (i) higher energy quantities (+ 5%) were purchased in 3Q19, due to the seasonalization of the Jirau PPA, which concentrated more energy in the second half of 2019 (+ 27%). Average MW) compared to the second half of 2018; (ii) offset by the reduction in energy from PPA Teles Pires (-8 MW  average ) and PPA Hermenegildo (-6 MW  average), as a result of lower wind generation.

Charges upon use of electricity network	-5,792	-5,558	4.2	The variation is mainly due to the following reasons: (i) readjustment of values, occurred in July 2019.
Construction Expense	-9,875	-11,188	-11.7

The variation is mainly due to: (i) reduction in the volume of transmission projects being built by the company. The constructions are linked to Aneel's authoritative resolutions and improvements to the existing system, ie the Company is not currently increasing its market share through new auctions.

Depreciation and Amortization	-40,116	-34,988	14.7

The variation is mainly due to the following reasons: (i) as from January 2019, IFRS 16 / CPC 06 - Leasing Operations was adopted. Derived from it, assets and liabilities were recognized, the former being depreciated. The amount recorded in the quarter was R$ 1.7 million; (ii) variation in the amortization of goodwill and capital gains, in the amount of R$ 2.4 million, mainly related to SPE Livramento; and (iii) depreciation on the increase in fixed assets, mainly in the last quarter of 2018.

TOTAL OPERATING COSTS	-176,801	-177,456	-0.4

Operating Provisions R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
	-9,246	66,052	-114.0

The variation is mainly due to: (i) non-recurring provision for regulatory penalty related to the expiration of the Electric Power Transmission Concession agreement No. 001/2015 (ANEEL Auction No. 004/2014 - Lot A), declared through MME Order No. 466, of October 31, 2018, in the amount of R$ 45.9 million; (ii) Reversal of impairment in the amount of R$ 107.0 million, especially in power generation in 3Q18, especially of Passo São João HPP, João Borges and Barra do Rio Chapéu SHPs, and Coxilha Seca, Capão do Inglês and Galpões wind farms. Impairment tests in 2019 will be recorded in the last quarter; (iii) reversal of R$ 8.2 million of impairment on investment in SPE TSBE in 3Q18; (iii) registration of R$ 8.3 million in labor litigation in 3Q19 against R$ 3.7 million in 3Q18.

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

Financial Income - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Financial Income	32,124	29,518	8.8
Income from financial investments	18,169	11,748	54.7	The variation is mainly due to: (i) variation in the amount of available funds and securities, offsetting the interest rates on financial investments.
Monetary adjustment gain	0	1,363	-100.0	The variation is mainly due to: (i) in 2018 there were monetary variations gains on loans due to the negative IPCA in August, which did not occur in 2019.
Exchange variation gain	14,213	14,115	0.7

The variation is mainly due to: (i) new financing agreement, in US dollars, whose funds were obtained in the last quarter of 2018, in the amount of US$ 73.0 million; (ii) Euro and Dollar financing contracts, with volatility in both 2018 and 2019, with periods of price reduction and periods of price increase.

Other Financial Income	-258	2,292	-111.3

The variation is mainly due to the following reasons: (i) in 3Q19, the calculation of taxes on financial revenues in the first half of 2019 was revalued, in the amount of R$ 1.7 million, driven by the implementation of the SAP system to from January/2019.

Financial Expenses	-114,888	-106,736	7.6
Debt Charges - Financing and Loans	-49,937	-47,254	5.7

The variation is mainly due to: (i) after the asset swap performed at the end of August 2018, SPE TSBE is now consolidated. The amount of the charges for said SPE is R$ 5.5 million in 2019 and R$ 1.9 million in 2018; and (ii) new foreign currency loan obtained at the end of 2018, which generated a charge of R$ 4.7 million, offset by amortization of loans made in the year.

Debt Charges - Suppliers	-78	-144	-45.8	The variation is mainly due to: (i) variation in charges with suppliers to consolidated SPEs.
Leasing charges	-1,205	0	-

The variation is mainly due to: (i) as from January 2019, IFRS 16/CPC 06 - Leasing Operations was adopted. Derived from it, Assets and Liabilities were recognized, and regarding the Liabilities there are charges recognized in the accounts. The CPC was not effective in 2018.

Charges on shareholders' funds	0	-2,223	-100.0

The variation is mainly due to: (i) update by SELIC of dividends for the 2018 fiscal year; and (ii) settlement in December 2018 of dividends payable from the previous year and, in June 2019, dividends related to 2018.

Monetary adjustment loss	-2,468	-4,684	-47.3

The variation is mainly due to: (i) variation in inflation indices, especially the IPCA, used to update loan and financing agreements. The IPCA in 3Q18 was 0.72%, while in the same period of 2019 it was 0.26%; (ii) partially offset by the consolidation, as of September 2018, of SPE TSBE, whose monetary variation on loans represented R$ 0.3 million in the period.

Exchange variation loss	-48,313	-22,696	112.9

The variation is mainly due to: (i) new financing agreement, in US dollars, whose funds were obtained in the last quarter of 2018, in the amount of US $ 73.0 million; (ii) Euro and Dollar financing contracts, with volatility in both 2018 and 2019, with periods of price reduction and periods of price increase.

Other Financial Expenses	-12,887	-29,735	-56.7

The variation is mainly due to: (i) variation in the amount of financial income derived from the calculation of the fair value of the asset Existing System Basic Network - RBSE. The fair value amount is calculated based on the NTN-B rate, whose fluctuation may generate financial income or expense, depending on the economic moment. In the 2018 review period, NTN-B was 5.88%, while in 2019 it was 2.60%. Thus, in 2018 there was a net expense linked to RBSE in the amount of R$ 20.7 million, while in 2019 the amount was negative by R$ 1.5 million.

Financial Result	-82,764	-77,218	7.2

Equity Interests (Equity) - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Equity Interests	-34,140	-77,942	56.2

The variation is mainly due to: (i) variation in the equity accounting of generation SPEs, with negative results. In 2018, the SPE ESBR equivalence amount was negative by R$ 66.2 million, while in 2019 it was negative by R$ 30.1 million. SPE Teles Pires had a negative result of R$ 19.6 million in 2018 and R$ 5.6 million in 2019; and (ii) variation in the equity accounting of transmission SPEs. SPE TSLE had a positive result of R$ 4.9 million in 2018 as well as another positive result of R$ 2.3 million in 2019.

Other Operating Income/Expenses	7,360	-3,003	345.1

The variation is mainly due to the following reasons: (i) positive result from the sale of investee Paraíso, in August 2019, R$ 5.7 million; and (ii) in 2018, a loss of R$ 3.0 million was recorded, resulting from the exchange of shares between Eletrosul and Copel, through which Eletrosul received its interest in Marumbi (20%) and Costa Oeste (49%) and Copel's stake in TSBE (20%). It is noteworthy that the total result of the share swap registered in 3Q18 was positive by R$ 5.2 million, as, in addition to the loss of R$ 3.0 million mentioned, there was a reversal of R$ 8.2 million of impairment over the investment in TSBE, recorded under operating provisions.

Income Tax and CSLL	3Q19	3Q18	Variation (%)	Analysis
Current IR and CSLL	-84,326	-51,056	65.2	The variation is mainly due to the following reason: (i) variation in transmission, generation and other operating revenues.
Deferred IR and CSLL	29,619	-19,876	-249.0

The variation is mainly due to: (i) variation in RBSE revenue derived from the fair value calculation, as well as variation in its amortization; and (ii) changes in contingent liabilities and reversal of impairment, the latter occurring in 2018.

Non-controlling Shareholders	-1,486	692	-314.7	The variation is mainly due to: (i) the variation in the consolidated SPE Livramento results, in which the company has a 78% interest.

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

AMAZONAS GT

Result Analysis

The Company had, in 3Q19, an income 41% lower than the recorded in 3Q18, changing from a profit of R$ 98 million in 3Q18 to a profit of R$ 57 million in 3Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 3Q19, by 84% vis-à-vis 3Q18, from R$ 328 million in 3Q18 to R$ 604 million in 3Q19. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Generation	850,559	381,918	122.7
Energy supply to distribution companies	850,559	129,817	555.2

The variation is mainly due to the following factors: (i) begining of operation of TPP Mauá 3 at CCEAR, representing an average of R$ 104 million/month in 3Q19; (ii) revenue from independent producers (PIEs) representing an increase of R$ 124 million/month (PIE Jaraqui - R$ 20 million/month, PIE Tambaqui - R$ 23 million/month, PIE Manaura - R$ 23 million/month, PIE Ponta (R$ 27 million/month and PIE RAESA - R$ 30 million/month) and four Gas Plants (Caapiranga R$ 827 thousand/month, Anamã R$ 1 million/month, Anori R$ 1.6 million/month and Codajás R$ 2.4 million/month) that were received from Amazonas Distribuidora - AMD after the unbundling process that occurred in December/ 2018.

Short Term Market (CCEE)	0	252,101	-100

The variation is mainly due to the following factors: (i) In 3Q18, the Company had a revenue from the sale of energy in MCP (Short-term Market), from the average generation of TPP Aparecida and TPPMauá Block 3. This did not occur in the same period of 2019.

Transmission	7,156	14,120	-49.3
O&M Transmission lines not renewed pursuant to Law 12,783/2013	12,869	3,455	272.5	The variation is mainly due to (i) readjustment of 7.84% of RAP according to REH 2558 of June 18, 2019, in the amount of R$ 52 million/year.
Transmission Construction Income	4,252	8,103	-47.5	The variation is mainly due to the following factors: (i) the end of transmission works reduced additions to fixed assetes, reducing revenue.
Income from Return of Investment in Transmission	-9,965	2,562	-489.0

The variation is mainly due to the reduction as a result of the new calculation methodology of IFRS 15 - Contractual Assets. Under the new methodology, the amounts are accounted for as the transmitter satisfies the obligation to build and implement the infrastructure, and the revenue is recognized throughout the contract, but the receipt of the flow is conditional on the satisfaction of the operating performance obligation and maintenance. In addition, the new measurement was impacted by the remuneration rate of the Contractual Assets, which is different from the remuneration previously measured of the Financial Assets. Considering that the registrations up to September 2019 related to IFRS15 were made only in September 19, the comparison of amounts is impaired limiting the comparison to the accumulated value. If the amounts were adjusted we would have a recurring amount of R$ 2.6 million in 3Q19, making the variation irrelevant.

Other Incomes	0	0	-
Deductions to the Operating Revenue	-253,137	-68,105	271.7	The variation is mainly due to the following factor: (i) increase in Generation Revenue
ROL	604,578	327,933	84.4

Operating Costs and Expenses
The Operating Expenses and Costs posted, in 3Q19, an increase of 216% compared to 3Q18, from R$ 134 million to R$ 423 million, presenting the variations listed below:

PMSO - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Personnel	-26,908	-36,204	-25.7

The variation is mainly due to the following factors: i) dismissal of 36 employees through PDC (Consensual Dismissal Plan) in December/2018 and 14 in the PDC of 2019, reducing of the amounts of remuneration, charges and provisions from gross salaries of these employees for the 2019, with monthly savings of R$ 1.8 million (PDC 2018) and R$ 249 thousand (PDC 2019); ii) reduction of R$ 2.5 million in the Vacation lines (i.e: effective vacation, vacation provision and vacation cash benefit). (iii) reclassification from PPRS - Health Plan to Services account, reflecting a reduction of R$ 3 million.

Supplies	-3,188	-1,175	171

The variation is mainly due to the following factors: (i) increase in material consumption for plant maintenance in the amount of R$ 2.3 million. Recurring maintenance has occurred as scheduled and no unusual maintenance has been performed.

Services	-32,770	-16,704	96.2

The variation is mainly due to the following factors: (i) maintenance of the TPP Mauá 3 plant, (ii) the Health Insurance- E-Vida is now recorded in a Third Party Service reflecting an increase of R$ 1.3 million/month, which is being recorded in the quarter from previous quarters, due to SAP's parameterization, with R$ 3.9 million recurring expenses and R$ 10 million non-recurring expenses from previous quarters accountings.

Other	-2,931	-4,501	-34.9

The variation is mainly due to the increase in CEPEL's contribution, R$ 720 thousand; (ii) Reduction, due to the R$ 12 million increase in Miscellaneous Expense Recovery, as Item 6.1.1 of the 5th Gas Contract Addendum, which resolved the difference between the provisional contract price and the ANP tariff .

Donations and Contributions	0	0	-
Other Operating Expenses	-2,931	-4,501	-34.9
TOTAL PMSO	-65,797	-58,584	12.3

Operating Costs - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Energy Purchased for Resale	-59,332	-25,564	132.1

The variation is mainly due to the following factors: (i) R$ 151 million increase in Independent Producers' Purchased Energy, considering the R$ 108 million reversal in energy purchases (leasing), but in 2018 there was not purchase price of the PIEs (Independent Producers). It is noteworthy that the purchase of energy from PIEs is actually transfer of energy. This operation is neutral because energy is purchased from PIEs and resold to Amazonas Energia. ANEEL imposed this operation so that natural gas and power plants could be reverted to Amazonas GT upon termination of the PIEs contract. These facts were offset by the reduction in MCP's (Short-Term Market) Energy Purchase exposure by R$ 9.5 million.

Charges upon use of electricity network	-26,210	-3,340	684.7

The variation is mainly due to the following factors: (i) EUSD variation of R$ 13 million, reflecting the impact of ANEEL's tariff increase of 60.67% from November/2018; (ii) increase of EUST by R$ 9 million related to the use of the Transmission system of HPP - Balbina and TPP Mauá 3; (iii) In August/18 there were reversals of some EUSD invoices issued in duplicate 2Q18 and reversed the amount of R$ 6.9 million in August 2018.

Construction Expense	-10,526	-7,196	46.3	The variation is mainly due to the following factors: (i) investments of R$ 2.5 million in the transmission system related to Jorge Teixeira transformers.
Fuel	-561,839	-420,514	33.6

The variation is mainly due to the following factors: (i) Increase in fuel consumption due to the assumption of the gas contract signed with Petrobras, through the full assignment of the Amazonas Distribuidora gas contract to Amazonas GT.

(-) Expenses recovery - Grant received	331,631	348,543	-4.9
Depreciation and Amortization	-26,066	-11,252	131.7

The variation is mainly due to the following factors: (i) increase in assets in operation. (ii) recording of depreciation arising from leasing under new accounting rule IFRS 16, which did not occur in the same period of 2018. If this were not the case, this expense would be reduced. It is also important to mention that the change in the accounting criterion was from 2019, not having this effect in the same period of 2018.

TOTAL OPERATING COSTS	-352,342	-119,323	195.3

Operating Provisions - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
	-5,435	43,919	112.4

The variation is mainly due to the following factors: (i) In 3Q19, a labor provision of R$ 5.4 million was recorded due to the change of prognosis from possible to probable lawsuits, while in 3Q8 there was a reversal of R$ 6 million. ; (ii) Reversals occurred in 3Q18, with Impairment of Transmission activity in the amount of R$ 45 million and TPP - Mauá block 3 in the amount of R$ 2.2 million, while in 3Q19 impairment was constituted in TPP Mauá Block 3 in the amount of R$ 9 million. These accountings provided a positive effect of R$ 38.2 million in 3Q18.

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

Financial Income - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Financial Income	49,149	4,668	952.9
Income from financial investments	6,912	3,640	89.9	The variation is mainly due to the increase in financial investments in 3Q19, so yields also increased.
Monetary adjustment gain	722	973	-25.8	The variation is mainly due to the following factors: (i) reduction of the IPCA in restatement of judicial deposits.
Exchange variation gain	0	0	-
Other Financial Income	41,515	55	75381.8

The variation is mainly due to: (i) record of R$ 19 million from the recovery Quantity of Gas Paid and Not Withdrawn (QPNR), as provided for in the Thermoelectric Contract No. 1,902/2006 with Cigás. (ii) Penalties were applied against PIEs (Independent Producers) for unavailability of contracted power in the amount of R$ 12 million; (iii) update of accounts receivable from Amazonas D in the amount of R$ 7 million.

Financial Expenses	-123,134	-80,405	53.1
Debt Charges - Financing and Loans	-26,562	-47,435	-44.0	The variation is mainly due to the following factors: (i) reversal of charges of R$ 21 million due to the debts refinancing with Eletrobras in 2019.
Leasing charges	-79,404	0	-	The variation is mainly due to the following factors: (i) the transfer of PIEs (Independent Producers) to Amazonas Energia, due to the unbundling process, so, there were no leasing charges in 3Q18.
Monetary adjustment loss	-4,698	-8,207	-42.8	The variation is mainly due to the following factors: (i) El Paso's 2019 process updates made by Eletrobras using the IPCA, with the rate of 0.72% in 3Q18 and 0.26% in 3Q19.
Exchange variation loss	-1,333	-747	78.4	The variation is mainly due to the increase of TPP Mauá 3 invoices which are paid in dollars.
Other Financial Expenses	-11,137	-24,016	-53.6	The variation is mainly due to the following factors: (i) fines on income tax payment in 2018 in the amount of R$ 20 million against R$ 10 million in 3Q19.
Financial Result	-73,985	-75,737	-2.3

Income Tax and CSLL - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Current IR and CSLL	-49,269	-19,396	154.0	The variation is mainly due to the following factors: (i) increase in the tax base after the neutrality adjustments due to the application of CPC (IFRS15).

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

CGTEE

Result Analysis

The Company had, in 3Q19, an income 32% higher than that recorded in 3Q18, changing from a loss of R$ 200 million in 3Q18 to a loss of R$ 135 million in 3Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 3Q19, by 1.7% vis-à-vis 3Q18, from R$ 151 million in 3Q18 to R$ 154 million in 3Q19. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Generation	179,439	190,420	-5.8
Energy supply to distribution companies	186,204	190,420	-2.2

The variation is mainly due to the following factors: (i) decrease in ACL Revenues due to lower price and lower energy sold compared to 2018, as in 3Q18  135 MW average were sold at an average price of R$ 471.22/MWh while in 3Q19 73 MW average were sold at the average price of R$ 211.49/MWh.

Short Term Market (CCEE)	-6,765	0	-

The variation is mainly due to the following factors: (i) differences in the Short Term Market due, among others, to the variation in the volume of energy settled, which resulted in an increase of R$ 27 million. In 3Q18, all the energy purchased from Eletronorte was sold in the ACL and no energy was settled in the MCP (Short-Term Market), while in 3Q19, 73 MW average were sold in the ACL and 62 MW average were settled in the MCP of the total energy purchased from Eletronorte (135 average MW).

Other Incomes	1,020	773	32.0	The variation is mainly due to the following factors: (i) sale of ferrous scrap and the increase in ash sales.
Deductions to the Operating Revenue	-26,270	-39,526	-33.5	The variation is mainly due to the following factors: (i) reduction of revenue invoiced in the period and decrease of the regulatory fee RGR.
ROL	154,189	151,667	1.7

Operating Costs and Expenses
The Operating Expenses and Costs posted, in 3Q19, a decrease of 32% compared to 3Q18, from R$ 252 million to R$ 170 million, presenting the variations listed below:

PMSO - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Personnel	-12,285	-19,334	-36.5

The variation is mainly due to the following factors: (i) the reversal in 3Q19 of vacation provisions and Christmas bonus in January 2019 in the amount of R$ 7.4 million, due to SAP parameterization; (ii) dismissal of 14 employees since September 2018, resulting in a 4% decrease in CGTEE's general number of employees linked to the payroll and a reduction of R$ 4.1 million in the 3Q19 salary line.

Supplies	-41,253	-21,599	91.0

The variation is mainly due to the following factors: (i) the accounting entry in August 2019 of lime consumption from April to August in the amount of R$ 39 million, of which R$ 19 million related to 3Q19 (recurrent) (ii) increase of material consumption and spare parts.

Services	-11,678	-11,056	5.6

The variation was mainly due to: (i) contractual adjustments, economic and financial rebalancing, continued service contracts, with impact on the main items: surveillance and security services and plant maintenance.

Other	-15,624	-13,231	18.1
Donations and Contributions	0	0	-	The variation was mainly due to: (i) the amount of actual expenses with labor lawsuits in the order of R$ 13 million in 3Q19 versus an expense of R$ 9 million in the same period of 2018.
Other Operating Expenses	-15,624	-13,231	18.1
TOTAL PMSO	-80,840	-65,220	23.9

Operating Costs - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Energy Purchased for Resale	-57,332	-55,328	3.6	The variation was mainly due to: (i) readjustment of IPCA of Eletronorte Energy purchase contract.
Charges upon use of electricity network	-2,408	-12,144	-80

The variation was mainly due to: (i) The cancellation of the ANEEL 067/200 concession contract, the overpayments of CUST in 2019 are being retroactively offset, settling for a recurring monthly expenditure by use of the transmission system, in the amount of R$ 2.2 million per month, as of September/2019. To offset the overpayment, CGTEE was exempt from CUST spending in the first eight months of the year, resuming the recurring payment in September 19 and, therefore, not yet impacting the entire 3Q19.

Fuel	-70,254	-30,104	133.4

The variation was mainly due to: (i) SAP Single Instance accounting adjustments, related to the accumulated CDE/CCC reimbursement in the year and accounted in the quarter, both in 2019 and in 2018, with the recurring consumption of mineral coal in 3Q19 of R$ 28 million and a refund in 3Q19 of around R$ 25 million.

(-) Expenses recovery - Grant received	62,301	33,579	86
Depreciation and Amortization	-17,320	-14,555	19.0	The variation is mainly due to the following reason: (i) increase in assets in operation at the end of 2018, (ii) increase in the fixed assets base in 2019.
TOTAL OPERATING COSTS	-85,013	-78,552	8.2

Operating Provisions - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
	-4,252	-108,494	-96.1

The variation was mainly due to: (i) reduction of provisions for labor contingencies ii) significant reduction in civil litigation provision. In 3Q18, the dispute with Banco German KFW had provisioned R$ 77 million which were reversed at the end of 2018, with no such impact in 3Q19.

Financial Income - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Financial Income	1,545	863	79.0
Income from financial investments	580	840	-31.0	The variation was mainly due to: (i) lower volume of capital available for remuneration in the quarter and reduction of application fees.
Monetary adjustment gain	-5	0	-
Exchange variation gain	934	0	-	The variation was mainly due to: (i) imports of parts for the Candiota plant Overhaul.
Other Financial Income	36	23	56.5	The variation was mainly due to: (i) interest and fines on receivable securities for late payments by clients.
Financial Expenses	-121,289	-100,990	20.1
Debt Charges - Financing and Loans	-116,461	-94,756	22.9	The variation was mainly due to: (i) update of the outstanding balance of the financing with the Holding. These loans, from the Candiota plant Phase C expansion and operational venture coverage.
Charges on shareholders' funds	3,215	-6,164	-152.2	The variation was mainly due to: (i) update on dividends (lower Selic in 2019)
Exchange variation loss	-883	0	-	The variation was mainly due to: (i) imports of parts for Overhaul.
Other Financial Expenses	-7,160	-70	10,128.6	The variation was mainly due to: (i) increase in charges paid on duplicates of energy suppliers purchased for Eletronorte resale.
Financial Result	-119,744	-100,127	19.6

DFR - Investor Relations Superintendence
Marketletter - Annex II - 3Q19
Financial Information of the Subsidiaries

ELETROPAR

Result Analysis

The Company had, in 3Q19, an income 91% lower than that ascertained in 3Q18, changing from a profit of R$ 10,437 thousand in 3Q18 to a profit of RS 914 thousand in 3Q19, mainly due to the reasons described below.

Operating Costs and Expenses
Operating Expenses and Costs had, in 3Q19, an increase by 393% compared to 3Q18, changing from R$ 404 thousand of revenue to R$ 1185 thousand of expenses, with the variations listed below:

Gross Revenue - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Other Incomes	152	0	-	The variation is mainly due to: (i) reversal of expense from requisitioned employee in the amount of R$ 152 thousand, according to Letter 35,434/2018-MP and Technical Note 6,842/2018-MP
ROL	152	0	-

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Personnel	-1,014	-804	26.1

The variation is mainly due to the following reason: (i) change in the accounting method for costs related to employees assigned to other companies, which began to be paid to Eletrobras monthly, especially the amounts of provisions for Christmas bonus and vacations, which were previously charged only when payment was made to employees; (ii) Increase of 1 employee in the period.

Supplies	-1	-4	-75.0	The variation is mainly due to the following reason: (i) lower demand for office supplies.
Services	-433	-303	42.9

The variation is mainly due to the following reason: (i) increase in travel expenses (ii) increase in expenses with legal advertising on Extraordinary General Meeting in July/2019, which did not happen in 3Q18 and consequently cannot be compared in the same period of the last year.

Other	-344	-161	113.7

The variation is mainly due to the following reason: (i) taxes on revenue in this quarter. Dividends were received, which did not pass through the result, but they were directly discounted from the investment in the Asset.

Donations and Contributions	0	0	-
Other Operating Expenses	-344	-161	113.7
TOTAL PMSO	-1,792	-1,272	40.9

Operating Costs - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Depreciation and Amortization	-3	-6	-50.0	The variation is mainly due to the following reason: (i) assets have been completely amortized. The remaining balance refers to software depreciation.
TOTAL OPERATING COSTS	-3	-6	-50.0

Operating Provisions - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
	609	1,682	-63.8	The variation is mainly due to the following reason: (i) recognition of Eletronet's reversal of PCLD R$ 1 million higher in 3Q19.

Financial Result - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Financial Income	1,522	2,094	-27.3
Income from financial investments	1,521	2,072	-26.6	The variation is mainly due to the following reason: (i) reduction in financial investments and rates.
Other Financial Income	1	22	-95.5	The variation is mainly due to the following reason: (i) correction of the amounts paid by Eletronet regarding the creditors agreement. Amounts were fully paid by December 2018.
Financial Expenses	-261	-114	128.9
Other Financial Expenses	-261	-114	128.9

The variation is mainly due to the following reason: (i) correction of the amounts paid by Eletronet and not yet passed on to the assignors. These amounts have been applied to the CEF Fund since April 2018.

Financial Result	1,261	1,980	-36.3

Equity Interests (Equity) - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Equity Interests	687	7,745	-91.1	The variation is mainly due to the following reason: (i) Reduction related to the recognition of CTEEP equity losses, as a result of accounting policy adjustment to calculate revenue with RBSE.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	3Q19	3Q18	Variation (%)	Analysis
Current IR and CSLL	0	308	-100.0	The variation is mainly due to the following reason: (i) Reduction in tax income, due to a lower 3Q19 result.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.